UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

MANAGEMENT’S REPORT

Dear Shareholders,

In accordance with legal and statutory provisions, the Management of Telefônica Brasil S.A. (“Telefônica Brasil”, “Company” or “Vivo”) hereby submits for your appreciation the Company’s Management’s Report and individual and consolidated Financial Statements, together with the Independent Auditors’ report and the opinions of the company’s Board of Directors, Fiscal Council and Audit and Control Committee for the year ended December 31, 2018.

1.     Message from Management

In the last two years, we have speeded up Vivo’s digital transformation process. I have no doubt whatever that we are making a marked contribution to Brazil’s entry into the digital world. We ended 2018 with 3,100 cities covered by 4G technology, plus a thousand cities with 4.5G technology, which makes it possible to transmit data at even faster speeds. More than 88% of Brazil’s population already has access to Vivo’s 4G networks. On the fixed front, we continued to expand at the same pace and took our fiber network to an additional 30 cities. This is by far the greatest expansion in terms of fiber networks achieved in Latin America. We ended the year with more than 19 million Brazilian households equipped to use Vivo’s fiber network, 9 million of which through the FTTH (fiber-to-the-home) technology.

Even in a year marked by uncertainties, we are able to present a consistent financial result to our shareholders, partners and employees. We moved up to a higher level of profitability, achieving a recurring EBITDA margin of 35.8% in the year, at the same time as consolidating 3 straight years in a row of cost reduction. Our revenues have also increased, and we were able to further boost our profit and cash generation, enabling us to declare record earnings to our shareholders in 2018. All of these achievements were made possible, in large part, due to a robust digitization process, which permeated every one of the Company’s areas, together with a never-ending focus on the quality of our services.

We will continue this strategy in 2019, now guided by #RECONECTA - the Company’s new program that is focused on growth and that will guide our actions over the coming years. A new way of portraying what we already do, and one that we believe to be Telefônica Brasil’s future. #RECONECTA provides a formula that aims at growth, by strengthening a company’s relevance in the market and before its customers; a Company that registers increasing revenues and produces returns, whilst at the same time remaining socially responsible. All this as a result of our employees’ motivation. I will now go on to give a brief description of our performance on each of these fronts.

i) RELEVANCE - We are convinced that connectivity is the lifeblood of the digital world. In order to continue providing our customers with the best connection options, we are going to invest R$26.5 billion between 2018 and 2020, as we announced at our Investor Day in March 2018, when we celebrated the 20th anniversary of our listing on the New York Stock Exchange. This amount will be focused on increasing our differentiation by uniquely expanding our fiber and 4G infrastructure. In fact, out of the amount announced, roughly R$7 billion will be reserved for the expansion of the fiber network. In 2018 alone, we added 2 million homes that are now able to receive our fiber services. At the end of 2018, 9 million homes were able to receive our fiber-optic services and by the end of 2020 they will be 15 million.

We have also moved forward in relation to offering our customers a differentiated digital service. We have invested in both Artificial and Cognitive Intelligence and launched Aura, which has provided our users with a new experience, helping them manage their digital lives in real time, transforming data into customized information for each client.

In addition to the digital service experience, we are attempting to win our customers over with Vivo’s new stores, with a connected, flexible, technological environment, and with a collaborative and integrated atmosphere. Over the course of this year, this store concept should be replicated throughout Brazil’s Northern and Northeastern regions.

The proximity to our consumers has also been reflected in our campaigns. We proposed that people live less of the same, and rethink 2018 with less prejudice and more empathy. We have launched a new institutional position, #Temhorapratudo. With it, we invite people to reflect, without judgment, on the best use of technology. Every connection, whether technological or not, has its time and must be lived in its entirety.

ii) REVENUE - In addition to maintaining our focus on growing our customer base and monetizing our data connection services, we are continuing with our strategy of enhancing our offer with digital content. For the residential segment, we signed partnership deals with a number of key global content players such as NBA, NFL, TIDAL, Amazon Prime Video and Netflix, among others, boosting our revenue and making us more relevant to our consumers. In the corporate segment, we redesigned the offer portfolio in order to increase the added value of our voice and data products and we made progress with our strategy of operating in digital services. We want to help our business customers transform their businesses. In partnership with Ericsson, Raízen and EsalqTec, we will promote the technologies that will put agribusiness in the world of the Internet of Things (IoT), supporting us in the open innovation ecosystem. In 2019 we will carry on with more automation and greater agility in the corporate market.

iii) RETURN - Digitization and simplification initiatives played a crucial role in increasing our profitability and cash generation and resulted in savings of R$400 million in digitizable costs in the year. Our EBITDA margin also continues to make progress. Over the last three years, our recurring margin has increased by more than 5 percentage points, posting a 35.8% figure in 2018. The result is a reflection of the Company’s strategy to focus on higher value business, such as post-paid plans, expansion of the fiber network, the launch of new services for the residential and corporate audiences, coupled with strong financial discipline. We will continue to try to increase the Company’s margin and optimize our investments in high-return projects such as the new cities with FTTH and investments in 4G and 4.5G coverage and capacity, while reducing investments in obsolete technologies.

iv) RESPONSIBILITY - We are committed to our business’ sustainability. Our reputation is a key element in our success as a responsible company. We are the leaders in a number of RepTrack indicators (a global ranking that measures the reputation of the world’s largest companies). On the environmental front, we were the first operator to use 100% renewable energy sources, which directly contributed to reducing our carbon emissions by 64%. Once again, we retained our position in the B3’s 2019 ISE (Corporate Sustainability Index) portfolio.

We also made progress with the Telefônica Vivo Foundation in education and voluntary work projects, which in 2018 registered a record level of participation, with more than 7,000 employees and 75,000 people from 45 cities, and entrepreneurship projects, by means of the concept of educational innovation. We helped roughly 1.7 million people last year, with investments of R$60 million. For 2019, which celebrates the Foundation’s 20th anniversary, we expect this figure to rise to R$75 million.

We made a lot of progress this year regarding Diversity. We are working so that the entire Brazilian plurality is represented at Vivo. We believe that an innovative and competitive company is a diverse company. Last but not least, we invited society and the government to discuss the impacts of technology on people’s daily lives, the right to privacy, and digital security, with the launch of the Manifesto for a Digital Pact.

In appreciation of our HR practices, we were recognized as one of the 20 best companies to work for in the Large Business category at the 22nd edition of the Great Place to Work Awards. We are also among the three best companies to work for, in the Information Technology (IT) sector, in the ranking drawn up by Great Place to Work and published annually by IT Media. And to end the year, we were listed as being one of the best three companies in the category of over 17 thousand employees, according to the ranking “Best in People Management 2018”, promoted by the newspaper Valor Econômico.

We are looking to achieve more in 2019 - We are pleased with our achievements in 2018, but we know that we have many challenges ahead. We will continue to expand our fiber and 4G and 4.5G networks at a rapid pace, and we will work to make our company-oriented business ever more synonymous with the idea of a digital partner for small, medium and large sized companies with a portfolio of differentiated services offering unparalleled quality. We are committed to building a digital Brazil and to this end we will maintain our historic levels of investments. On the other hand, we need some of the barriers on the regulatory front to be revised in order to be able to move even further forward.

Last but not least, I was honored by the invitation from the Telefónica Group’s Chief Executive Officer, José María Álvarez-Pallete, to take on a new strategic role in the group and to help it with building an even simpler, more digital and totally people-oriented business. I feel that I am stepping down as CEO of Telefônica Brasil having achieved my mission and I am happy to pass the baton to Christian Gebara, a professional and a leader who I admire and who has an in-depth knowledge of the Company. We have been working side-by-side in recent years and Christian is the right executive to continue the growth and digital and cultural transformation that is underway at Telefônica Brasil. Finally, I would like to thank all the staff for their dedication and commitment over the last two years. In addition, many thanks to all of our customers, partners, and finally all the stakeholders with whom I have had the opportunity to interact during these two years.

Eduardo Navarro
Telefônica Brasil’s Chief Executive Officer in 2018

2.     Economic Context and the Telecommunications Sector Context

2.1. Economic Context

The Brazilian economy continued its gradual recovery in 2018, although it faced challenges along the way, both domestic and foreign. The international scenario has become less favorable for emerging economies amid the normalization of monetary policy in the advanced economies and the trade tensions between the United States and China. This contributed to a reduction in global liquidity and an increase in risk premiums. On the domestic front, the year was marked by two major challenges: firstly, the truckers’ strike, which paralyzed a number of segments during the second quarter of the year and had an impact on economic activity, and then secondly the presidential election, which generated a high level of uncertainty in the face of a polarized contest in which the liberal bias candidate, Jair Bolsonaro, came out victorious. This was positive for the prospects of continued economic reforms throughout this new presidential cycle. The monetary policy environment has remained favorable, with a benign outlook for inflation, which should allow low interest rates for a longer period of time. The so-called Selic rate, which is Brazil’s basic interest rate, ended the year at a record low level of 6.5%. However, there are risks on the radar that need to be monitored, such as a deterioration in the external scenario and the new president’s governability, which could have a negative impact on financial assets.

On the fiscal front, the cumulative 12-month public sector primary deficit decreased to 1.6% of GDP in 2018, against 1.7% of GDP in 2017. The improvement in the result was due to increased revenue, which was positively affected by the upturn in the level of economic activity, as well as improved control of expenses. The result was significantly better than the stipulated target for the year (a deficit of 2.3%). Nonetheless, gross debt rose from 74.2% in 2017 to 76.7% in 2018. However, the nominal public deficit fell from 7.8% of GDP to 7% of GDP, under the same comparison basis, as a result of the drop in interest rates.

Inflation accelerated in 2018, in both the retail sector as well as the wholesale sector, but the increase was more pronounced in the latter, influenced by the hike in the US dollar and rising fuel prices. Notwithstanding this acceleration, retail inflation remained at a low level, on account of the gradual pace of the economic recovery and modest expectations. The IGP-DI, the General Price Index - Internal Availability, calculated by the Getúlio Vargas Foundation, registered an increase of 7.1% in 2018, after having dropped 0.4% in 2017, reflecting the increase in the IPA-DI, the Wholesale Price Index, which rose 8.8% in 2018, after having fallen 2.5% in 2017, and the acceleration in the Consumer Price Index (CPI), which increased 4.3% in 2018 against 3.2% in 2017. The Extended Consumer Price Index (IPCA), calculated by the IBGE (Brazilian Institute of Geography and Statistics) and used by the Central Bank of Brazil as a benchmark for its inflation targeting system, posted a 3.7% increase in 2018, which is a 0.8 percentage point hike against 2017 (an increase of 2.9%), coming out below the inflation target and above the lower limit (4.5% with a tolerance interval of between 3% and 6%).

In light of the benign inflation scenario, the Monetary Policy Committee (Copom) maintained the basic interest rate at the lowest possible level, reducing it from 7.0% at the end of 2017 to 6.5% at the end of 2018. If we deduct the cumulative inflation in the year from this rate, we get a real interest rate of 2.8%, versus the 4% figure booked the year before.

The domestic environment in 2018 was marked by political uncertainties on account of the presidential election, while the external environment gradually became less favorable for emerging economies, with the normalization of monetary policy in the advanced countries and the trade tensions between the US and China. This scenario led to a depreciation in the Real over the course of the year, ending 2018 at R$/US$3.87 (against the rate of R$/US$3.31 seen at the end of 2017). This meant that the Real depreciated 17.1% in relation to the previous year. The average exchange rate for the year, of R$/US$3.66, was 14.5% higher than the average observed the year before.

The foreign trade figures remained favorable in 2018. Brazil posted a US$53.6 billion trade surplus in 2018 (by comparison with the US$64.0 billion figure seen in 2017), reflecting the greater increase in imports against exports, which were up by 21.0% and 10.0%, respectively. This contributed to an increase in the current account deficit of 0.8% of GDP in 2018, versus 0.4% at the end of 2017. In terms of the country’s international reserves, Brazil ended the year with US$387.0 billion, compared to US$382.0 billion seen at the end of the previous year.

Economic activity continued to recover gradually in 2018. The truckers’ strike, which had a negative effect on economic activity in the second quarter, shook confidence levels, which had their recovery hindered by the electoral process that followed. Therefore, consumption, investment and hiring decisions may have been postponed. However, the more favorable financial conditions, resulting from the benign outlook for inflation and which favor low interest rates for a longer period, have contributed for consumption and investment to be the main drivers of growth on the demand side. It is estimated that GDP grew by about 1.3% in 20181, after the 1.1% result recorded in 2017.

2.2. Competitive Scenario

Influenced by the country’s economic activity, which continued to recover in 2018, the telecommunications market2 was able to slow down the drop in revenues that was seen in the previous three years. However, it still presented difficulties for expansion (a 0.6% reduction in

1 Market expectation according to the Focus Bulletin.

2 Takes into account the operators Vivo, AMX, Oi, TIM, Sky, Nextel and Algar CTBC.

9M183). Given this situation, operators attempted to gain market by intensifying competition in terms of prices and providing their consumers with greater differentiation and innovation.

In the Fixed Market, Broadband remained the highlight, with a consistent increase of accesses (an increase of more than 2 million connections during 20184). The migration to higher speeds continued to be significant, particularly for Ultra-Broadband, with speeds of more than 34Mbps, which ended 2018 with a mix of 28% of the base (versus 15% in December 20174). This search by consumers for greater speed allowed the consolidation of a group of small regional providers as an important player in this market, given that they managed to capture repressed demand in underserved locations. The major operators, for their part, disclosed investment plans focused on expanding the latest-generation network (mainly Fiber) in response to customers’ needs.

With regard to the Mobile market, the operators remained focused on the delivery of coverage and better access quality, adapting their infrastructure on account of the growing demand for data. The number of municipalities with 4G technology coverage increased from 3,871 in December 2017 to 4,429 in December 20185, and this is now available to more than 95% of Brazil’s population (versus 93.3% at the end of 2017). Commercial offers highlighted the increase in the volume of data offered, coupled with the greater availability of Value Added Services and access to mobile applications, at the same time as there was a trend towards price maintenance (“more for the same”). The attractiveness of recurrent offers implied the continuation of a significant migration of prepaid subscribers to post-paid and control plans.

The dynamics of the sector confirmed digitization as an important lever in 2018. The country’s main operators reported initiatives in the interaction with customers, such as e-Commerce and e-Care, in search of differentiation and greater customer retention. At a time when the telecommunications market sees its revenue growth under pressure, gains in cost efficiency were key to the profitability of operations.

Telefônica Brasil maintained its record of delivering significant results throughout the year. In the mobile business, it remained in the lead in the post-paid segment, with the market’s largest mix of high value customers, as a result of its commitment to quality and to delivering innovative solutions. In the fixed business, the year was marked by the expansion of its Fiber network (FTTH) to an additional 30 cities, reinforcing its position as the Brazilian operator with the greatest coverage in terms of the latest generation network. On the whole, the Company’s businesses sought to offer their customers better quality and speed in relation to products regarded as premium ones in the global telecommunications market (Fiber Optics and IPTV).

2.3. Regulatory Environment

On the regulatory front, important public consultations for the sector took place. The main regulatory issues on the agenda of Telefônica Brasil, Anatel and the Federal Government agenda are listed below.

Conduct Adjustment Instrument (TAC)

In March 2018, Anatel’s Administrative Board denied Telefônica Brasil’s appeal to reverse the value of the fines that were included in Administrative Proceedings that would be time-barred in April and which were part of the Conduct Adjustment Instrument (TAC).

The TAC involved fines which added up to roughly R$3 billion in original amounts (not-restated). However, approximately R$400 million was deducted from this amount in order to avoid the statute of limitation. Due to the imbalance caused by the exclusion of the proceedings judged by Anatel and the impossibility of committing investments for a longer period, while waiting for the final

3Source: Anatel.

4Source: Anatel.

5Source: Teleco.

approval of the agreement, Telefônica notified the Agency that it would reassess the conditions of the TAC.

On April 25, 2018, Anatel’s Administrative Board decided to dismiss the proceedings that established Telefônica’s TAC. The measure complied with the Agency’s technical area’s recommendation. As a result of this decision, the Company is prevented from negotiating similar agreements that involve the same set of infractions.

The amounts of the fines are once again payable to by Anatel, but Telefônica Brasil may appeal to the courts for charges that it considers to be undue.

New Regulatory Framework for Telecommunications

Supplementary Bill of Law - PLC 79/2016, which deals with the Regulatory Framework for Telecommunications, was approved by the Science, Technology, Communications and Information Technology Committee of the Federal Senate on November 7, 2018. The aforementioned Committee also approved a request for urgency for the matter, which was then forwarded to be considered by the Plenary Session.

Up to November 16, 16 amendments had been put forward. On December 21, the president of the Senate sent the project back to the Science, Technology, Innovation, Communications and Information Technology Committee to examine this set of amendments. As a result, the process will remain pending until February 2019, when the new legislature takes office.

Revised Concession Agreement and PGMU (General Universalization Targets Plan)

The decree of the PGMU for the period 2016-2020 was published on December 21, 2018. This version of the PGMU incorporates a reduction in blueprint of public telephones and an extension of the deadline for the installation of fixed lines. Part of the resources should be applied to wireless networks for the provision of STFC (Switched Fixed Telephony Services), with broadband support by means of fourth generation (4G) or higher technology, a requirement that may give rise to questions.

General Competition Targets Plan (PGMC) and associated standards

On July 12, 2018, Anatel approved the new Interconnection Regulations - Resolution No. 693/2018, which determines the simplification of existing voice interconnection modalities with the end of the categories established in the previous resolution and the introduction of rules for data interconnection. In data interconnection, the Agency requires that all concessionaires or holders of Significant Market Power (PMS) provide data interconnection points in all number areas.

On the same date, the Agency also approved the revised General Competition Targets Plan - Resolution nº 694/2018. The regulations establish a new relevant market (high capacity data transport) and introduce the concept of competitiveness levels of retail offers for each municipality (ranging from category 1 - fully competitive - to category 4 - where even with incentives for competition the provision of services is not feasible without public policies). For each relevant market, the asymmetric measures may vary according to the competition category assigned to each municipality.

On July 26, 2018, seven acts were published in the Official Gazette (DOU), which define the groups that hold Significant Market Power for the relevant markets of the new PGMC. 2018 also saw the publication of the acts with the reference values for all the markets.

Spectrum Allocation

On May 8, 2018, Anatel’s Administrative Board approved the 2018 edition of the Plan for the Assignment, Allocation and Distribution of Radiofrequency Bands in Brazil. This document consolidates and sets out the main rules for use of the band-to-band spectrum and incorporates the Agency’s most recent decisions regarding the management of radio frequencies.

Anatel also held public consultations regarding regulations in terms of the conditions of use of the 2.3 GHz and 3.5 GHz bands (in August 2018 and November 2018, respectively). Both consultations presented, among other elements, the proposed allocation of the bands to the SLP (Private Limited Service) on a primary basis. Telefônica Brasil made contributions to the aforesaid public consultations, arguing that restricted interest services (such as SLP) should make use of these bands on a secondary basis. Allocation on a primary basis could reduce the options for expansion of services aimed at serving a large portion of the population.

Collection of Subsidies: 2.3 GHz and 3.5 GHz

On August 31, 2018, Anatel’s Spectrum and Orbit Committee opened the Process for Collection of Subsidies in relation to the 2.3 GHz and 3.5 GHz bands. The questionnaire addressed aspects on the use of the aforesaid bands, possible bidding models and the implementation of networks, including possible interference problems. The complementarity between the 2.3 GHz and 3.5 GHz bands was also questioned, as well as that between these and other bands. The subsidies collected will guide the future bidding process of the bands.

New Spectrum Management Model

In March 2018, Anatel opened a public consultation with a proposal for reassessment of the spectrum management model. Among the topics discussed was the increase in the spectrum limit for the mobile operators. The proposal also intends to gradually outsource spectrum coordination at the national level and decouple spectrum management from the Regulatory Agenda, while maintaining the theme in the Tactical Plan and in line with the Agency’s strategic objectives. In addition, greater participation in international forums (such as ITU-R, CITEL and others) is proposed, along with the creation of Radio broadcasting and Radio communication groups in Mercosur and the signing of agreements with neighboring countries in order to create an integrated system aimed at preventing and treating interferences.

One of the results of this process was the approval of Resolution No. 703/2018 by Anatel’s Administrative Board, which establishes new maximum limits for radiofrequency spectrum:

•	Bands below 1 GHz: up to 35% of the bands listed in the regulation;
•	1 GHz to 3 GHz bands: up to 30% of the bands listed in the regulation;

Both of the above limits can be extended to up to 40% upon competitive constraints aimed at efficient use of the spectrum.

Analog TV Switch-off and 700MHz Release

Switching-off of the analog TV signal is an essential action to activating LTE (Long Term Evolution) at 700MHz. Migration from the analog TV signal to the digital signal, which makes it possible to free up the 700MHz band for use by the SMP, is being implemented by GIRED (Group for Implementation of TV and RTV Channels Distribution and Digitalization Process) as per the schedule established by MCTIC. The first city to have the analog signal switched off was Rio Verde (in the State of Goiás) in February 2016, followed by Brasília (the Federal District) on November 17, 2016.

In the cumulative period between 2016 and 2018, of the 1,379 municipalities that were expected to have their analog TV signal switched off, disconnection was confirmed in 1,362 municipalities

(including all the state capitals and the Federal District). The remaining 17 municipalities were switched off at the start of 2019.

At the end of 2018, 4,467 municipalities were allowed to activate the LTE in the 700 MHz band. By mid 2019, all Brazilian municipalities will be able to activate the LTE in the 700MHz band.

GSAC and Internet for Everyone

On March 12, 2018, the Federal Government launched the Internet Para Todos (Internet for Everyone) program, which is designed to provide broadband access to remote locations without connectivity. The program is an extension of the GESAC - Electronic Government Program - Citizen Assistance Service, which is responsible for connecting schools, hospitals, health centers, indigenous villages, border posts and quilombos in remote areas that have no other means of being included in the world of information and communication technologies.

However, the contracting of Telebrás by MCTIC to deploy the GSAC program, as well as the contract signed between Telebrás and the US company Viasat to operate the Geostationary Defense and Communication Satellite (SGDC), were subject to legal challenges by SindiTelebrasil, by SindiSat and by the company Via Direta.

During the year, the contracts were suspended and resumed in accordance with the successive legal determinations regarding the case. On October 31, 2018, the Federal Audit Court (TCU) revoked an injunction that prohibited Telebrás from providing broadband services by means of the SGDC for the GSAC and acknowledged the legality of the contract with Viasat. However, it ruled that this contract should be modified (on account of the fact that it understood that there was an imbalance in favor of the private company).

Structural Telecommunications Networks Plan (PERT)

In July 2018, Anatel held public consultations for the proposal of a Structural Telecommunications Networks Plan (PERT), which should guide public and private investments in broadband networks. The PERT be effective for 10 years, with reviews at each two years.

From the text of the consultation, the country needs to invest in six projects in order to expand access to broadband services: backhaul with fiber backhaul with high capacity radio in those areas where fiber are economically unfeasible; 3G or 4G coverage in districts other than municipal headquarters; 4G or 5G coverage in municipalities with less than 30,000 inhabitants; fiber access network in cities with fiber backhaul; essential public networks. Public resources that can be used for PERT projects are the balances of the PGMU (General Universalization Targets Plan), Conduct Adjustment Instruments (TACs), sale and renewal of frequencies and tax exemptions (these latter items depend on federal, state and municipal governments).

Public Telecommunications Policies Decree

The Federal Government published Decree No. 9.612 of December 17, 2018, which deals with public Telecommunications policies. This is the result of a process that goes back to October 2017, which was when the draft version was submitted for Public Consultation by MCTIC.

The new decree proposes a revision of the sector’s regulatory framework and revokes three earlier decrees: Decree No. 4.733/2003, Decree No. 7.175/2010 (which created the National Broadband Plan) and Decree No. 8.776/2016 (‘Brasil Intelligente’ Plan). Among other provisions, the new public policy:

•

In its general objectives, defines the expansion of access to broadband services, digital inclusion, competitive market, an environment conducive to the expansion of telecommunications networks, and research and technological development;

•	Assigns to MCTIC the detailing of the public policy’s objectives and guidelines;

•	Assigns to Anatel the implementation and execution of sector regulation, guided by the policies established by MCTIC;
•	Establishes conditions for commitments set by Anatel as a result of the signing of the Conduct Adjustment Instruments (TAC) or the granting of radio frequencies;
•

Authorize, by means of assignment, whenever technically possible and under isonomic conditions, the use of the federal administration’s buildings, land and other real estate in order to facilitate the implementation of telecommunications infrastructure;

•	Maintain Telebrás’ current responsibilities.

2.4. Business Strategy

In keeping with the trend observed over the last few years, 2018 saw the continuation of a scenario of fierce competition in light of the continued decline in total accesses in the Brazilian telecommunications market. The one exception is Fixed Broadband, which was a major focus of investments and commercial activity and continues to show a solid expansion trend. Issues related to enhancement and expansion of quality and digital transformation have had a pronounced impact on operators’ performance.

In view of this scenario, the Company’s commercial strategy in the year was marked by intense launch activity and innovations in the mobile portfolio, for prepaid, postpaid and control customers, backed up by a consistent expansion of the network, with a focus on quality and technological evolution via LTE (4.5G). Also on the fixed services front, it is worth highlighting Vivo Fibra’s broadband and TV offers, backed by major efforts aimed at expanding the fiber network (FTTH) in a number of the country’s regions. In addition, in the company’s quest to constantly improve the customer experience an ever-increasing amount of space was allocated to initiatives in terms of digital transformation and innovation in channels. Also worthy of mention was the brand’s performance during the year of the World Cup, with campaigns during the period that used the motto #joguejunto, helping to reinforce our role as an Official Sponsor of the Brazilian Team.

In the mobile business, Vivo continues to be the leader, with a 31.9% share of the market,6 and maintained its relevance and attractiveness by means of portfolio reformulation, introduction of new benefits and partnerships in all the segments.

In the postpaid business, which is one in which Vivo maintains a clear lead, there was a significant focus on the Family plans portfolio. As a differential, we added free international daily roaming in all the plans in this category, which resulted in a substantial growth in internet usage by Vivo’s customers abroad. The Family plans’ campaigns also reinforced speed and leadership, by means of 4G+, addressing current themes and new family compositions. In the digital segment, we used everyday good-humored language that is, with the launch of the web series “Cacos de Família” [Family Pieces].

In the prepaid business, Vivo brought relevant new developments for the customers, adding free access to Twitter by means of the Vivo Internet Social Networks packages. We launched a new offer, Vivo Giga Chip, with double the amount of internet for 6 months and unlimited WhatsApp and 15 days free of charge. We also communicated on TV and through our Digital options our Vivo Turbo offer with features such as 1GB of internet and unlimited WhatsApp.

We also redesigned the Control plans with more internet, unlimited off-net connections and new digital services. The Control plans’ portfolio was widely advertised with a number of offers co-opted with smartphones and unlimited WhatsApp and featured extensive digital media strategy with a focus on conversion.

Vivo also provided its customers with a major advantage by signing a partnership with Netflix to offer internet bonuses aimed at the portfolio of Family, Control and Vivo Turbo plans.

6Source: Anatel – December 2018.

Concerned with meeting the needs of the different types of customers, Vivo also relaunched the Vivo Easy app, with a new model of offer of internet packages and daily rates for access to apps that charges no monthly fees and does not expire. We offered greater internet bonus per referral and, with the campaign “Sua Vida no Modo Easy” (Your Life on Easy Mode), we attempted to broaden our position as a disruptive digital operator.

In general, Vivo sought to reinforce its performance with quality and the institutional campaign 4G+ brought the messages “The new 4.5G generation with the quality that only Vivo can provide” and “Experimente a nova geração 4.5G” (Experience the new 4.5G generation). 4G coverage continued to advance in voLTE (voice over 4G) and activation in 700MHz in a number of the country’s regions, with highlight going to the States of Rio de Janeiro, Rio Grande do Sul, Santa Catarina and Espírito Santo.

In line with the digital transformation trend, Vivo boosted the visibility and use of the Meu Vivo (My Vivo) app as a digital self-service channel. The campaign highlights the app’s main features, particularly the request for a second copy of the bill. The results were very positive with increased penetration of the Meu Vivo app, mainly among pre-paid customers.

In the fixed business, the offers were heavily focused on the ultra-speeds of Vivo Fibra 50 and 100 Mega, sustained by a pronounced effort in terms of national expansion of the fiber network, particularly in the States of São Paulo and Minas Gerais, Santa Catarina, Bahia, as well as in the cities of Goiânia, Fortaleza and Londrina. The number of cities with the FTTH infrastructure for Vivo Fibra rose to 121 in 2018.

From a commercial point of view, Vivo expanded the range of HD channels, overtaking the competition, and developed new offers and partnerships with major streaming services: we offer subscribers Amazon Prime Video for free for 3 months, being the first Latin American operator to make such an additional service offer. We also signed agreements to distribute NFL Game Pass in Brazil, the Tidal streaming app, and to grant discounts on movie selections on Vivo Play. Highlight also goes to the launch of the feature that enables subscribers to access Netflix directly from a channel of Vivo’s own decoder and the Smart Wi-Fi app that makes residential and corporate management of the network possible without the need for technical intervention.

In 2018, the campaigns began to occur together with Vivo TV and we brought more complete messages, with Internet and TV, always focusing on ultra-speed and stability. The messages highlighted launches such as in the “Novas Cidades” [New Cities] campaigns and the service differentials in the “Destrave” [Move On] campaigns, with the aim of encouraging customers to switch to Vivo Fibra.

Innovation was a constant factor throughout the year, especially in the physical and digital service channels. We expanded the number of stores with the “pick-up in store” offer, which is now present in 8 states and the Federal District. We also opened our first stores with the concept “Iconic Store”, focused on services, unforgettable experience in a premium and more humane atmosphere, in locations like the cities of Rio de Janeiro, São Paulo, Ribeirão Preto, Belo Horizonte and Brasilia.

2018 also saw the launch of Vivo’s artificial intelligence Aura, simplifying and helping the customer to solve doubts about services contracted with Vivo, via voice or text.

Present in more than 20 service channels, with highlight going to the recent integration with Google Assistant, Aura provides the customer with a new relationship with technology.

At the end of 2018, Vivo launched the institutional campaign #temhorapratudo, in which it invites people to reflect on their relationship with their cell phones and their connections, encouraging a more conscientious use, so that we can actually take advantage of the best that technology has to offer.

Our Brand

In 2018, we maintained our strategy of positioning ourselves as an aspirational brand, without losing our competitive position and a commercially aggressive approach to the competition.

To connect people and to add a new perspective on technology, we drew on inspirational stories and a more striking opinion of the brand with the “Menos do Mesmo” (“Less of the Same”) concept.

As leader in its segment, and by tracking the movements within society, Vivo has taken the discussion about the use of connection to a new level. Using the “Tem Hora Pra Tudo” [“There’s a Time for Everything] campaign, we invited people to reflect on their relations with technology and people.

To ensure differentiation and commercial appeal against the competition, we continued to strengthen our superiority in relation to the quality, coverage and speed of Vivo 4G+, the benefits of Family and Prepaid Plans. Another highlight was the ultra-high speed of Vivo Fibra, which was rolled out in 30 new cities with the strength and prestige of the Vivo brand.

Once again, we received a series of recognitions and awards that attest to the soundness of our brand. Vivo continues to rank among Brazil’s most valuable brands, retaining 9th place in the ranking published by consultancy firm Interbrand, with an estimated value of R$2.3 billion. For the 10th consecutive year, Vivo was elected Top of Mind brand in the mobile phone and broadband categories in the reputable survey by the Folha de S. Paulo newspaper. Our commitment to customers has also been acknowledged, thanks to our recognition for the 15th consecutive time as Brazil’s most reliable telephony operator, according to the Seleções Magazine in partnership with Datafolha.

The Company was also highlighted in the market’s top rankings. Telefônica Vivo was elected the Company of the Year in the “As Melhores da Dinheiro 2018” ranking of the Istoé Dinheiro magazine, in addition to sweeping the awards in the Telecommunications category. It was recognized as the best IT & Telecom company in the Valor 1000 yearbook published by the Valor Econômico newspaper. For the fourth consecutive year, we took first place in the Telecom category in the Empresas Mais survey of the Estadão newspaper. We also received the 2018 Empresas Notáveis Award created by Grupo Padrão/Consumidor Moderno in the “Mobile Convergence” category.

Communication Plans and Campaigns

Vivo’s communication once again took center stage with a strategy that combines both positional messages that lead to greater connection and engagement with people, and commercial relevance using innovative approaches while focusing on the benefits of products and services.

To position Vivo as an increasingly human brand close to its user public, we launched the #TemHoraPraTudo Campaign emphasizing conscientious use of the connection. The campaign presents moments in which people notice that they are failing to live the moment because they are connected to their mobile phones; so they choose to put their mobile phones aside to live these moments to the full.

To strengthen the superiority of Vivo, our communication has focused massively on the 4G+ technology that offers customers 10 times more speed. The message was emphasized throughout Brazil, having also been rolled into products and services campaigns such as Family Plans.

In postpaid, we pushed ahead with the 4G+ Family Plans campaign whose concept was “Viva mais as novas famílias e menos os mesmos planos” [Live new families more and the same plans less”). The strategy also contained a strong digital element, with the “Cacos de Família” [“Family Pieces] project. The episodes play up the advantages of being a Vivo Pós customer, including: Double Play with Netflix, Spotify and Vivo Música, Double Play with YouTube, Essential Apps (Easy Taxi, Cabify and Waze exempt from allowances), Vivo Travel (7 days free internet abroad) and free services for Dependents.

In the massive mobile segment, we launched a campaign to disclose the Vivo Controle plan with the “Sua Vida sob Controle” (Your Life Under Control) concept, drawing attention to the plan’s main benefits such as unlimited calls and WhatsApp, in addition to a fixed price every month and the most extensive mobile internet coverage in Brazil.

To attract new customers to the prepaid segment, we released the Giga Chip, which offers double internet, unlimited WhatsApp and 15 days free of charge. The prepaid segment also benefited from two digital campaigns: Digital Reloads, that seek to attract more customers with a bonus of up to 1GB, and the new 15-day Vivo Pré Turbo offering in which we announced a new 15-day allowance option that keeps our customers connected longer.

The retail segment was also very much to the fore in communication last year. Using a differentiated strategy under the concept “Tem Tudo na Vivo” [Vivo Has Everything], we began presenting Vivo as a connection point for customers wanting to buy a new smartphone, accessory or even take advantage of the tips form the Vivo Guru for their technology doubts, in order to attract more customers to our stores by highlighting the main products and services offered through this channel.

In the case of Smartphone launches, we produced over 30 joint campaigns with partner manufacturers like Samsung, with the S9 and Note 9 smartphones, Motorola, with the Moto One, LG with the G6 and Apple with the launch of the Xr and Xs iPhones. In addition, we continued the strategy of selling portfolio devices using the “Smart Ofertas” [Smart Offerings] campaign, in which communication was directed at the retail segment, digital media, OOH (Out of Home) and shopping malls of São Paulo.

In the case of Vivo Fibra, we continued with the campaign “Destrave: mude para Vivo Fibra” (“Move On: change to Vivo Fibra), which exploits the insight, identified in a survey, that broadband and TV consumers lead inertial lives and rarely reevaluate their operators. The campaigns also explore digital services, adding more innovation and leveraging new ways of consuming online content, offering our customers greater possibilities.

As an opportunity for winning over new customers, we also massively announced the arrival of Vivo Fibra in new cities, using a regionalized media strategy that included external media, trade, radio stations and local printed media.

In the case of the massive internet, we relied on a performance strategy in the online media that lasted the entire year and, from time to time, we advertised on outdoor media (billboards, bus stops, street clocks, etc.) speeds of up to 10MB in cities across the state of São Paulo.

The Vivo TV service was supported by an online performance campaign and outdoor media in São Paulo during the last quarter of the year, which produced good results.

In the quest to shadow the movements within society and the market, the new Vivo Easy was designed to meet the demands of the Millennials. Fully customizable using the app, Vivo Easy enables the customer to choose the amount of internet allowance they wish to purchase, daily telephone calls, SMS and unlimited-use applications.

To encourage downloading and use of the Meu Vivo app, we launched a campaign with the concept “Em que tempo você vive?” [In what era are you living?], emphasizing that whoever does not use Meu Vivo is living in the past The campaign emphasized how easy and practical it is to use the application for a range of functionalities such as reloading, obtaining second copies of bills and consulting and exchanging Vivo Valoriza points.

Throughout the year we continued to advertise Vivo Ads. We created a strategy focused on differentiated formats intended for the advertising market, emphasizing the platform’s ground-breaking nature and massive reach, with more than 100 million people in the base.

We also pursued advertising efforts focused on the B2B audience. We continued with the positioning “Abra sua empresa para o Novo” (Open your company to what’s New), highlighting this year the products Vivo Fibra, Mobile and Cloud, with a strong Digital and OOH presence in airports. In the case of pay-TV, we made a huge effort by sponsoring the Shark Tank program that focuses on new entrepreneurs, for which we created exclusive and customized content.

The highlight of 2018 was the initiatives involving the FIFA World Cup and sponsorship of the Brazilian National Team. To strengthen our sponsorship, the “#JogueJunto” concept was created, and the Vivo logo was transformed into the flag of Brazil, followed by the text “Vivo. Official

Sponsor of the Brazilians’ National Team”, putting supporters, players and the brand on the same level. Vivo was the No. 1 most recalled brand7 among the World Cup sponsors, and the 3rd most mentioned brand on Twitter during the matches.

Relationship events and initiatives

Last year, Vivo became an important patron of the performing arts, being one of the brands most recalled by the general public when the subject is theater. In all, 31 shows were sponsored, with 860 sessions throughout Brazil.

These initiatives provided a range of cultural experiences to Vivo customers who were able to redeem free tickets through the Vivo Valoriza relationship program, as well as vouchers giving exclusive discounts of up to 70% in the sessions.

Among the shows sponsored, worthy of note were the musicals “The Sound of Music” and “Annie”, two major box office successes with over 90,000 viewers each.

The number of plays at Teatro Vivo tripled from 5 to 15 productions running in 2018. In June and July, the first Vivo Theater Festival was held, with a schedule of plays acclaimed by the critics and the public. As a result, we hosted over 7,000 people, with spontaneous media of R$2 million.

In Rio de Janeiro, the Vivo Rio show venue, where we have held sponsorship and naming rights since 2006, put on 126 shows for 249,000 people, with 29,000 Vivo Valoriza customers using the exclusive discount under the relationship program.

We maintained Vivo’s commitment to increasingly foster the connection between the public and art in Brazil by sponsoring the MASP and MAM museums (SP), Instituto Inhotim and Palácio das Artes (MG) and the MAR (RJ). With a lounge that recreated a huge art gallery and a central item inspired by all the connections we maintain on a daily basis, we participated yet again in the SP Arte, which was held in April, and SP Arte/Foto in August. The two events attracted over 50,000 visitors in 2018.

Continuing the strategy of consolidating Vivo as the leading operator for the gamer public, we continued to sponsor the Vivo Keyd e-Sports club, one of the most important and traditional clubs on the South American electronic sports scenario, which assures us greater coverage in various communities and proximity with a demanding audience avid for technology.

In addition, we were present in important cities, sponsoring events with regional coverage, such as GameCon in Brasília, AnimeXtreme in Porto Alegre and Digicom, the Northeastern Branch of League of Legends, at championships with online qualifying rounds and a live final in the city of Natal.

We also engaged in actions to sponsor the Brazilian National Soccer Team, in partnership with the Vivo Valoriza Loyalty Program: several customers were able to watch the Brazilian National Team training at the Granja Comary training ground (Rio de Janeiro) on the eve of the FIFA World Cup in Russia. In addition to the result obtained with the #JogueJunto campaign, sponsorship of the Brazilian National Team provided extensive visibility in pitch-side advertising hoardings, backdrops and the training gear of the players and technical commission.

In tennis, we sponsored the Brazil Open for the third consecutive year (Brazil’s second-largest tournament) and Instituto Tênis (a Center of Excellence for training young players), ensuring brand visibility and proximity to customers passionate about the sport.

In the case of corporate clients, we staged events to generate leads, accelerate opportunities, improving satisfaction and loyalty and strengthening the positioning of the brand during 2018. In all, over 6,500 companies were involved, namely:

7 Source: Kantar Millward Brown.

•	124 actions in Brazil’s largest soccer stadiums and show venues (Citibank Hall, Vivo Rio and Teatro Vivo);
•	11 personalized experiences that brought us together with 360 companies in the largest and most strategic business centers (São Paulo, Rio de Janeiro, Belo Horizonte, Fortaleza, Recife and Curitiba);
•

27 content meetings, strengthening the digital positioning, in the company of 1,420 influencers within the leading companies in the market in 12 states across the entire country, which provably generated demand during the year;

•	28 sponsorships of the most relevant market events, such as the IT Forum, Gartner, Mind the Sec, and Ciab among others, where the main focus was on rolling out the portfolio of digital services (Security, Big Data, Cloud and IOT), with a direct impact on over 62,000 people and significant business results: 290 exclusive meetings with CIOs, 291 leads generated and 60 opportunities for engagement with companies from a variety of segments.

B2B customers, essentially vertically integrated companies in commerce, services and industry, representing the greatest consumption of telecommunications services, were once again the most affected by the slowdown in GDP growth. Nevertheless, we focused our strategy on changing the offer of voice services with a focus on a better cost-benefit solution, in addition to growing IT revenues.

In mobile B2B business, we continued to pursue our strategy of operating in digital services, increasing the added value of mobile voice and data products through the Smart Companies portfolio, wagering on unlimited voice services, shared data packages, and international daily allowances, in addition to specific allowances of mobility apps.

We rolled out the data management service for the entire B2B portfolio, enabling internet usage management across all company ranges, as well as the optimization of contracted allowances with no surprises on the bills. We also launched Smart Watch, which allows our customers to use their line on their mobile telephone or watch without having to contract a new plan for the second device.

In the case of corporate fixed segment, our focus was on sales of SIP Trunking with nationwide coverage, consolidating our advanced voice portfolio. Still on the question of voice services was the development of the advanced voice UC product, which will permit us to offer cloud-based corporate voice services, enabling unified communications, solutions for contact centers and applications for work team integration. In Broadband, we saw growth in migrations between technologies, especially to fiber. In the case of fixed, we continued to see growth in the middle market company segment, boosted by the coverage of the GVT network, in addition to consolidating our position among major customers.

Some of the highlights of 2018:

•	we increased our penetration in mobile data packages by 5.6 p.p., in addition to raising our net income by 12%;
•	growth of 17% in fiber revenues, due to the huge volume of new increases in migrations from other technologies;
•	in M2M, we consolidated our leadership and achieved a 41.5% market share in December 2018;
•	in IT, we grew by 8.6% in net income, the highlight being the supply of equipment, growth of 16% in security revenue and 12% in revenue from Vivo Soluciona TI. We are also advancing in Open Cloud services by increasing the volume of services offered, which enabled us to receive two important certifications, CSA Star, which vouches for our infrastructure and operations, and ISO 27001, which is one of the most recognized in terms of information security and which now includes Open Cloud, in addition to our IT & Data Center services.

3.     Business Performance

Telefônica Brasil S.A. and its wholly-owned subsidiaries operate mainly as nationwide providers of fixed and mobile telephone services through a Concession Agreement for Switched Fixed Telephone Services (STFC) and authorizations granted by ANATEL to provide other telecommunications services such as data communication, broadband internet, and pay-TV as well as value-added services not classified as telecommunications.

3.1.  Infrastructure and Network

Since 2013, the Company has been consolidating a robust network capable of fulfilling customers’ expectations. We have been able to make progress on migration from Time Division Multiplex (TDM) exchanges to Next Generation Networks (NGN), which has reached 63.4% of migrated fixed traffic, while modernizing exchanges and adapting data-center infrastructure. Most of this effort has gone into replacing optical cabinets (ARO) with Multi-Service Access Nodes (MSAN), that enable us to offer broadband to large numbers of customers who have not yet had access to this service

Telefônica Brasil continued to expand its mobile network capacity and coverage in order to absorb growing voice and data traffic, getting an even bigger edge over the competition by significantly expanding 4G technology coverage, and is the absolute leader in 3G technology.

At the end of 2018, the Company’s mobile network provided LTE Advanced Pro, LTE, WCDMA, GSM/EDGE and CDMA digital technologies to 4,592 municipalities. This represents 82.4% of Brazil’s total municipalities, or 96.0% of the population. The 2G/GSM-EDGE network ended 2018 with 645 municipalities covered in the state of São Paulo, making a total of 3,759 municipalities in Brazil. In the same period, the 3G/WCDMA network was running in 645 municipalities in the state of São Paulo, making a total of 4,417 municipalities served by this technology in Brazil.

The 4G (LTE) technology, launched in 2013, was an important step forward for the mobile network, since its transmission rates surpass those of the 3G Network. We are continuing to expand the coverage of this technology, ending the year with 3,100 municipalities enjoying the 4G network in Brazil.

The nationwide expansion of the LTE Advanced Pro (or 4G+) network was an important milestone for the Company. This technology allows customers with compatible terminals to achieve even higher transmission rates than with traditional 4G. In 2018, we finally managed to roll out this technology in 1,000 municipalities.

The implementation of the fiber network (GPON technology) achieved in 2018 total coverage of 19.8 million homes passed, of which 8.7 million in the state of São Paulo and 11.1 million in the other Brazilian states, with speeds ranging up to 300Mbps.

Our fiber product portfolio includes a high definition IPTV service (HDTV). In addition to IPTV, the company’s portfolio of advanced products for corporate customers includes the GPON fiber service.

3.2. Sales

Telefônica Brasil’s commercial structure ended 2018 with approximately 1,600 points of sale, including its own and those managed by authorized resellers, and approximately 12,000 points of sale in retail outlets in addition to remote channels such as Telephone and Online Sales. The capillarity strategy focusing on efficiency and operational excellence, combined with the acceleration in the channel digitalization process, has enabled us to intelligently allocate resources while maintaining our leadership in the Brazilian telecommunications market, dominating the high-value segment.

The sales channels transformation process, which began in 2017, has enabled us to consolidate partnerships and to operate in a more strategic manner. The sales team has boosted sales of higher added value services, combining the best value proposition in the market with an increasingly balanced sales force in every region of Brazil. This has all contributed to higher profitability, enabling us to further accelerate the digital transformation of the business.

In the case of Stores, we continued the process of transforming our points of sale into points of experience by making continuous significant advances in improvements to infrastructure, systems, customer service and capillarity that ensure an even more efficient and profitable sales operation. Furthermore, we accelerated our penetration in sales terminals, renegotiated lease agreements, strengthened our partnerships with authorized resellers and improved our customer relationships by offering friendlier spaces for holding sales drives, talks, events and workshops. Lastly, we opened five iconic stores and two stores in store with a strategic partner in the south of Brazil.

The Distribution channel, which includes drugstores, newsstands and bakeries, among others, accounts for 85% of prepaid captures and 75% of Reloads. During 2018, the channel focused on initiatives dedicated to sales efficiency through consolidation of our partners and micromanagement of their operations that currently use capillarity and supply management tools, providing guidance for the sales force in the end-to-end chain. These initiatives, combined with the expansion in sales of Control plans and the evolution of the incentive program, provide our customers with greater convenience, and they now have an even greater availability and diversity of the company’s products in this segment.

In the Retail channel, we maintained strong partnerships with the chain stores through the “Turbine suas Vendas” [Boost Your Sales[ program, with an increasingly intuitive interface and attractive prizes, a program that was awarded the silver trophy in the “Êxito Continuado” [Continued Success] category at the FIP. In addition, we once again engaged sales promoters, this time with a supplementary and intelligent approach, focusing on points of sales with low Vivo penetration but high potential for capturing the market.

In the Door-to-Door channel, whose profile is that of itinerant salespeople, we continued with the process of transformation through structured growth of the operation, now focused on the high-value segment. This operation, which was already engaged in prospecting for customers in central and suburban regions which physical channels cannot reach, can now count on an active channel for capturing high-value convergent sales to residential and condo customers.

In Telesales, we achieved 10 million products sold and around 14 million calls. The channel brought significant savings by optimizing the inbound operation, improving centralized partner agreements and internalizing the mobile chat. Where digitalization is concerned, currently around 65% of new sales choose the digital bill as their method of payment. We also innovated in how we approach potential customers, actively working on likely audiences and developing online channels such as the chat room which, since it was internalized, has doubled its productivity. The implementation of voice biometrics and speech analytics technology has provided feedback from the sales process, generating better quality indices by reducing unwanted contacts and excessive calls. Lastly, we made progress in setting up new sales platforms covering the customers entire life cycle, in addition to evolving in the use of artificial intelligence by introducing a tool that captures customer data and standards of behavior and searches among our operators for the one with the best profile for serving them, which generated a significant volume of incremental sales.

In B2B mobile retention, we reached the historic level of 81%, in addition to churn of under 1%. In B2C mobile, thanks to a structured work plan with partners and a new sales policy, we achieved a retention rate of 73.5%. We also implemented a platform that uses the artificial intelligence of speech analytics to increase the first call resolution rate, in addition to a B2B project that is transforming our operations, using a tool that permits greater control of the discounts offered and a significant reduction in average service time.

In the digital sales and service channels, e-commerce results grew by 220% in the mobile segment and by 33% in fixed. The continuous improvements in the usability of e-commerce, which contribute to the customer’s digital experience and, consequently, the digital presence of the Vivo brand, directly affected these results. Worthy of note among these improvements is the Pick-up in Store project where customers can purchase smartphones via e-commerce and pick them up at physical stores. The project now accounts for over 30% of e-commerce sales in the places where it was launched (nine capital cities and 15 stores up to December).

Meu Vivo, the company’s main self-service facilities channel that strengthens its digital service strategy, also contributed to the positive performance of the digital channels: the number of unique users of the application rose by 30% for the year, while digital interactions with customers stood at 70% of total contacts with Vivo against 15% in 2017.

In the search to promote innovative digital services for customers, Vivo launched the Aura cognitive relationship platform, based on the cognitive motor and proprietary systems of the Telefônica Group, replacing the virtual assistant Vivi. Aura is now available to customers in over 20 digital channels, with more than 1 million inquiries a month.

Once again this year, the company successfully captured the potential of the internet business while strengthening its digital maturity in the Black Friday/Black November promotional period in Brazil. Sales grew by 6% in the period, compared with the same period of the previous year.

In addition, with a view to pushing ahead with all transformation initiatives, we launched Vivo Digital Labs to accelerate deliveries of digitalization of the e-care and e-commerce experiences. Consisting of multidisciplinary teams, the SQUADS operate by applying agile methodologies and innovative approaches, focused on assertively delivering improvements in the customer experience in digital channels.

3.3. Information systems

2018 was marked by the continuity of structuring projects and the global digital transformation strategy. This enabled us to strengthen our commitment to investment in IT as a long-term competitive differential.

Thus, we made significant progress in each pillar of our strategic plan, emphasizing those involving improvements in efficiency:

Resources – we fulfilled important deliveries last year. As a result, our ITR8 stood at 4.0% of revenue.

Transformation of the Business – we continued to move ahead with implementing the FullStack B2C project that aims to substitute several legacy systems with a single system consisting of the most modern the market has to offer. At the close of the year, we reached the milestone of 1 million customers on this new platform, whereby our customers can now enjoy unique functionalities such as acquiring multiple lines in a single operation. Furthermore, we initiated important transformation projects like the FullStack B2B, whose aim is to simplify operations and ensure added value and uniformity across all channels, in addition to producing more competitive offers; and the New OCS (Online Charging System), upgrading the current platform, making it more robust and compatible with new technologies.

Value Deliveries – we initiated the TI2X Project to accelerate IT deliveries, enhancing the area’s indicators and reducing time-to-market for new launches. We accelerated the E2E (End-to-End) digitalization index on several fronts, which means fewer manual processes, greater reliability and a better digital experience for the customer, such as the Call Center and Electronic Invoices. We pushed ahead with the development of the Fourth Platform where, by using tools like Big Data, we will be able to detect the profile of our users and consequently improve our offerings. Among

8 Total IT cost index developed by consulting company Gartner.

the digital services initiatives, worthy of note is Aura, our assistant powered by a proprietary algorithm of Artificial Intelligence, clearly differentiating us from our competitors.

Operational excellence – we continued to simplify our systems, which resulted in a reduction of around 30% of the systems over the last 3 years, eliminating complexity and obsolescence. From an infrastructure perspective, we increased the server virtualization rate, resulting in a better return on invested capital.

All these initiatives result in operational excellence, proof of which is the systems availability rate of more than 99.9% in 2018.

3.4.  Customer Service

In 2018, digitalization and operational improvements led to a drop of over 20% in calls to the call center in relation to 2017. Moreover, there was an improvement in the customer experience as indicated by the reduction in repeat calls and the evaluation by outliers, in addition to increasing the autonomy of our representatives in the search for first call resolution. This is partly due to the efforts to expand the digital channels and develop more options for self-service facilities.

Among the main digitalization projects is the humanized IVR, which now supports 90% of our traffic and offers more than 80 services through a friendly and more humanized experience by using personalized menus and helping to improve the retention of IVR.

Focusing on new resources and driving forward their adoption, the Meu Vivo app is helping to migrate calls to the digital world, already with 12 million single users. The app is connected to Aura, the Vivo Artificial Intelligence, which was launched in February and registered 15 million interactions in the first 10 months. Vivo is among the first operators in Brazil to provide a cognitive intelligence-based relationship tool.

Notwithstanding the efforts to take customers to our digital channels, some of them still want to talk – that is why we have developed a Cognitive Call Center that is responding to thousands of calls with high rates of approval and precision. This is a continuous improvement process, since it will continue learning new issues at our brand-new Bots Training Center, where the best human representatives analyze its interactions and help it to improve them.

To bring together all the digital projects mentioned and guarantee the best experience for the customer, a corporate culture program was created, committed to providing a unique experience at all points of contact. It will guide our decisions and priorities to ensure an experience that is aligned with the four main principles: reliable, easy, pleasant and efficient.

4.     Corporate Governance

The fundamental principles of corporate governance at Telefônica Brasil S.A. are set forth in its Bylaws and in the internal rules and regulations that supplement the concepts contained in the law and standards governing the securities market. The purpose of these principles, which guide the activities of the Company’s management, can be summarized as follows:

•	Maximizing the Company’s value;
•	Transparency in the Company’s accounts and in the disclosure of material information of interest to the market;
•	Transparency in relations with shareholders, employees, investors, customers and public entities;
•	Equal treatment of shareholders;
•	Participation by the Board of Directors in overseeing and managing the Company and in accountability to the shareholders;

•	Participation by the Board of Directors regarding Corporate Responsibility, ensuring the Company’s continuity.

Inspired by these concepts and to promote good corporate governance, the Company has instituted measures that render its actions clear and objective, while avoiding conflicts of interest. In 2018, the Company implemented its Policy on Transactions with Related Parties, whose purpose is to establish procedures that contribute to ensure that transactions with Related Parties entered into by the Companyand its Direct and Indirect Subsidiaries are based on the principle of transparency, are undertaken in the Company’s best interests and are conducted under normal market conditions.

4.1. Board of Directors

Under its Bylaws, the Company’s Board of Directors consists of at least five, and at the most, seventeen members, with a three-year term of office and reelection permitted. The Company’s Board of Directors currently consists of twelve members, one of whom is elected by the shareholders of preferred shares in a separate vote and without the participation of the parent company, while the others are elected by a general vote of the common shareholders. In 2018, the Board of Directors met 18 times in complying with its functions.

This joint body is advised by the following committees:

•	Audit and Control Committee
•	Appointments, Remuneration and Corporate Governance Committee
•	Quality of Service and Commercial Attention Committee
•	Strategy Committee

According to the regulations of the Committees, they consist of three to five members elected by the Board of Directors from among their peers, for a unified term of office of three years, with reelection permitted.

Currently, the Audit and Control Committees, the Appointments, Remuneration and Corporate Governance Committee and the Quality of Service and Commercial Attention Committee consist of three members. The Strategy Committee consists of four members.

4.2. Fiscal Council

As provided for in the Company’s Bylaws, the Fiscal Council is permanent in nature. The council members are elected by the Annual Shareholders’ Meeting for a term of office of one year, with reelection possible. In accordance with Brazilian corporate law, preferred shareholders are entitled to elect a full member and an alternate member of the Fiscal Council, in a separate vote, without the participation of the preferred shares of the controlling shareholder.

The Bylaws establish that the Fiscal Council will consist of at least three and a maximum of five full members and an equal number of alternates. The Company’s Fiscal Council currently consists of three full members and three alternates. In 2018, the Fiscal Council met 09 times in complying with its functions.

4.3. Executive Board

In accordance with the Bylaws, the Executive Board consists of at least three and, at the most, fifteen members, shareholders or not, resident in Brazil, who are elected by the Board of Directors for a term of office of three years, with reelection permitted. It currently consists of three members with the following positions: Chief Executive Officer; Chief Financial and Investor Relations Officer; and General-Secretary and Legal Counsel.

4.4.Investor Relations

In order for its shares to achieve fair valuation, the Company embraces practices intended to properly clarify its strategy, business evolution, besides its policies and any events arising to shareholders, investors and analysts.

Material information is made available on the Company’s portal on the internet (www.telefonica.com.br/ri), with versions in Portuguese and English. All notices, material facts, financial statements and other corporate documents are filed with the regulatory bodies – CVM (Brazilian Securities Commission), in Brazil, and the SEC (the Securities Exchange Commission), in the United States. In addition, the Company has an Investor Relations team that clears up doubts by telephone or in individual meetings, when so requested.

4.5. Independent Auditors

In compliance with CVM Instruction No. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007 of February 14, 2007, the Company and its subsidiaries inform that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are prohibited by current regulations, thus maintaining the independence of the independent auditors’ work.

In 2018, no services other than the external audit were contracted with the independent auditors, PricewaterhouseCoopers Independent Auditors.

5.     Human Resources

In November 2018, the Group announced the new global strategic program, #RECONECTA, which is directed at growth and has a formula for achieving it: “G = M*R4” where:

G, which stands for Growth and the business accelerators, which are represented by the R’s in the formula and mean, respectively: R4 - Relevance in order to re-imagine our relationship with customers and surprise them with our technology; Revenues in order to reinvent business models and take advantage of opportunities: more customers and greater customer loyalty; Returns in order to re-learn how to work and increase efficiency and benefits and be more relevant to our shareholders; and Responsibility in order to rewrite the rules of the game and practice our values, acting in a responsible and sustainable way. Last but not least M, which denotes Motivation, which is represented by our motivated teams of employees, who play a key role in our business strategy. We believe that it is through our employees that we will achieve the desired growth.

We are continuing with our Digital Transformation process that is underpinned by technology in order to go beyond excellent connectivity and offer complete services to all of our customers. “DNA Vivo” was launched, which consists of 4 principles: Reliable, Easy, Charming and Efficient, a program that attempts to permeate all of the company’s areas and people, transforming the way we assist and relate to our customers.

On a global level, we implemented Workplace by Facebook, a corporate social network in which all employees can communicate, learn, interact and take advantage of all the diversity of our teams. A number of programs such as Meetings with the CEO and COO, and Customer in Focus were carried out with the purpose of giving the employees a voice and a more active role, enabling executives go through the customers’ complete experience in order to understand their real needs.

The result of this work also showed up in our Organizational Climate and Commitment Survey, with participation of 81% of the eligible audience and a Favorability Rate of 85%. Based on the results of the survey, the VP Persons team and the managers are able to map the points for climate improvement and to draw up action plans, supported by an online tool that provides a number of quantitative analyzes of the results.

The Vivo Diversity Program was launched in this emblematic year, for the purpose of appreciating diversity and playing our role in society, cooperating to make it fairer and more connected. We are committed to promoting a more inclusive culture and a more diverse environment, with the aim of valuing the diversity of points of view, origins, identities and orientation, so that everyone feels at ease to be the way they are, with their differences being respected.

5.1. Interaction

In 2018, we strengthened the connection with our team with actions that reinforce the digital transformation, the appreciation of the teams and the emotional bond between employees and the company, contributing to a positive organizational climate. Highlight goes to the following actions:

  Celebrations: we continued with the main festivities such as Mother’s Day and Father’s Day, with the aim of reinforcing the company’s ties with its employees and their family members. We also hold end-of-year celebrations, with the teams meeting up in all the cities in order to celebrate the year’s deliveries.
  Recognition: We disseminated “Gente de Valor” [People of Value], a Global program that allows recognition at different hierarchical levels. In Brazil, more than 31,800 recognitions were made. In connection with the recognition of team projects, Telefónica Brasil held the 2nd edition of the Viva Tudo Award, with the best projects linked to corporate strategies. 186 projects were enrolled, involving more than 1,400 employees.

5.2. Compensation

In order to attract and retain the best professionals and recognize their individual performance the Company adopts a salary structure and compensation policies which are in line with the best market practices. Variable compensation programs and a wide range of benefits supplement the total compensation package. In 2018, 3,682 professionals were promoted and 2,118 were included in the salary increase process, which adds up to a total of 5,800 professionals who received an increase in compensation, in addition to the legal adjustments applied.

5.3. Recruitment and Selection and Development Programs

At Telefônica Brasil, we attract and retain the best talents in the market by means of selective selection processes and thorough development processes, with the support of online Recruitment and Selection platforms and evaluation tools that are appropriate to each level of complexity - from operational to strategic. In addition, we have an important Internal Recruitment process, which gives visibility and career opportunities to all employees. In all of the selection processes, the Company adopts actions that endorse reducing inequalities and which are consistent with the best practices for diversity and inclusion, reinforcing our belief that everybody is entitled to equal treatment and access to opportunities.

In 2018, we invested roughly R$59 million in education, with more than 300 thousand participations by full-time employees and 330 thousand participations by partners in our training actions, which added up to a total of 1,400 thousand hours of training for our own employees and 440 thousand hours of training for partners, taking into account both face-to-face training as well as online training. We reinforced the role of digital education via the SuccessFactors portal, with 40% of the training courses for staff members being carried out by means of digital education.

Our corporate educational actions, such as the Learning Hub platform (online course platform offered by educational partners covering topics related to innovation and technology, career and self-development) are aimed at boosting the digital mindset. We also encourage important drivers by means of compulsory courses for all employees on compliance, privacy and data security, principles of operation and responsible business.

We continued to promote technical certifications that are important for the business and to offer subsidies for professional specialization and foreign language courses. The Educational Development Program had approximately 850 employees enrolled in 2018, with an investment of roughly R$1.3 million to subsidize up to 50% of undergraduate and graduate degree programs and English and Spanish language courses. We also have an agreement with around 40 educational institutions, including universities and language schools, which grant discounts of between 10% and 30% for our employees who are looking for professional development.

For the fourth year in a row, we held the Self-Development Week, which in 2018 got a makeover and changed its name to #VivoAprendendo. The program offered employees courses on current topics such as: digital mindset, agile culture, lifelong learning, diversity and unconscious biases, among others.

In recognition of the importance of attracting new talent for the sustainability and growth of the business, in 2018 we invested in programs aimed at this audience:

•

Young Talents: More than 22,000 people registered for the 32 positions in the company’s Trainee program. Increasingly consolidated on the market, our trainee and internship program has been turning into an important source of talent for the company.

We continued to work with the development of leadership, using face-to-face and digital programs aimed at the different levels of our pipeline of Leaders, in an attempt to leverage the results and strengthen the company’s culture:

•

Corporate Mentoring Program: In 2018 we expanded the program, which included the participation of 150 mentors and 150 mentees, sharing knowledge, exchanging experiences and expanding networking, resulting in a true two-way growth process.

•

Leadership Academy: promotes culture and organizational strategy and is aimed at training and developing leaders and potential managers by means of face-to-face and online training actions. In 2018, 120 face-to-face classes were held on 21 different topics at 9 locations throughout Brazil, with a total of 2,088 participations. In October, we launched the Online Leaders Academy Platform, which is open to 100% of the coordinators, section managers and division managers, with a portfolio of 150 courses covering a wide range of content. In 2018, 779 courses were completed.

•

Telefónica University (Barcelona): we reinforce our link to the Telefónica Group’s global strategy and prepare executives for the challenges of the business through international development programs. In 2018, we sent 277 leaders to the Telefónica University in Barcelona, including Vice-Presidents, Executive Officers, Managers and Coordinators, to take part in 7 different courses.

•

Coaching program: an action aimed at the development of executives. In 2018, based on the results of performance assessment, we sent 91 executives for Coaching sessions with renowned consulting firms in the market.

The Performance Assessment is one of the company’s main tools for supporting the management of the teams and guiding the employees’ development plans. It is aimed at all the company’s professionals, including managers. In 2018, for the first time, the Performance Assessment was extended to the customer service, sales and technical teams, which up until this point were subject to separate assessments. The 2018 cycle got underway in the second half of the year, with the participation of 33,196 employees and will be completed in February 2019, with the final assessment.

With a focus on the strategy and sustainability of business, we undertook the Management Review, which is aimed at identifying employees with the potential to assume a more complex position and mapping out those who will take over executive positions in the future. In 2018,, 95 positions were analyzed, including among others Vice-Presidents and Executive Officers. This process included an analysis of performance and potential – with the support of the Learning Agility methodology - and readiness level.

5.4. Benefits

In 2018, the Company invested more than R$843 million in benefits for its professionals, with highlight going to the following items:

•	R$318.2 million invested in health and quality of life;
•	R$58.5 million invested in private pension plans for the professionals, in which the Company also matches an established percentage.

The Company has an area focused on Health and Quality of Life, which operates throughout the country with twenty outpatient clinics in the country’s main capitals, providing assistance to the employees in their workplace. These clinics are well equipped with a medical and nursing team that provides integrated assistance.

Telefónica Brasil has a Quality of Life Program based on three pillars (Caring, Welcoming and Our Club), which is in alignment with the global Feel-Good program. In 2018, it carried out actions such as medical care with general practitioners, gynecologists and obstetricians in the in-company outpatient clinics, the Feel Good Nutrition Program with nutritional assistance, the Feel Good ‘Cuca Fresca’ Program with psychological assistance, the Flu Vaccination Campaign, and the Physiotherapy Program with care focused on functional health and treatment, among others.

Occupational Health and Safety

The Company maintains an area dedicated to Occupational Health and Safety which is focused on safety, prevention of occupational accidents and the performance of occupational health tests. It operates throughout Brazil with the presence of professionals (Doctors, Engineers and Nursing and Safety Technicians) who are properly qualified in Occupational Medicine and Safety.

Telefónica Brasil invests in the knowledge of its employees by means of specific training courses in the area of ??Occupational Safety with the aim of creating a preventive vision, so that each operational employee understands and assumes responsibility for his/her own functions in the prevention of accidents, in an attempt to continuously improve working conditions.

In the quest for development of a safe behavior on the part of employees engaged in operational activities, in 2018 roughly 32 thousand hours were devoted to the DSS - Weekly Safety Dialogue, with topics focused on the field operating team, including: Installers, Repairers, Assistants, Telecom Technicians, Cabling Professionals, and OSP Officials with direct involvement of the field management.

In 2018, the Occupational Safety was strongly engaged in SST for the Management of Allies, with 358 safety inspections in relation to field activities. The number of companies listed in the occupational accident indicators report showed a 20% increase and our actions included strengthening sound safety practices among our service providers.

Under the topic Safety and Quality of Life Connected with You, in 2018 the company held the SIPAT (Internal Occupational Accident Prevention Week) in compliance with Regulatory Standard No. 5. It integrated all the regional offices in Brazil, adding up to a total of 23,686 employees involved in health, safety and well-being actions.

We established all the necessary processes to prevent occupational accidents, injuries and diseases by means of strict compliance with regulatory matters, training and preventive management of occupational risks. We encourage all employees to take care of health and safety, including the people around them.

5.5. Employee Profile

In December 2018 the Company had 32,638 employees (33,622 employees in December 2017:

Breakdown by Macro Function

6.     Sustainability

Applying sustainability in our strategy allows us to identify the opportunities offered by new technologies for creating value for society and for effectively managing the impacts that are inherent to our activities, making our business ever more responsible.

The conduction of our business establishes targets to be achieved by 2021, which implies acting in an upright and transparent way and making a commitment to sustainable development, in order to generate a positive social impact and create shared value, with a vision of sustainability that puts people at the very center of what we do and reduces the negative impacts on our operation.

For this reason, the Telefónica Group developed its Global Responsible Business Plan, which is based on seven pillars:

•	Promise to the Customer and Digital Trust
•	Sustainability Management in the Supply Chain
•	Diversity and Talent Management
•	Environment
•	Sustainable innovation
•	Contribution to Progress
•	Ethics

In line with these commitments, the most relevant and priority topics in our business are addressed within Telefônica Brasil through projects and goals that involve all of the Company’s areas, within the scope of our Responsible Business Plan.

Topics such as climate change, diversity and digital trust, among others, are becoming increasingly important to society and can change the way we relate to our customers and other stakeholders within our value chain.

This is why this year we launched the Telefónica Group’s Digital Manifesto, which is a pioneering landmark not just for the telecommunications industry, but also for industry 4.0 and for society as a whole. In addition, we were the first Brazilian telecommunications company to launch a Privacy Center for discussion and clarification regarding this matter. According to a survey carried out by Internet Lab, an independent center for direct interdisciplinary research in law and technology, in April 2018, we are the Brazilian operator that most publicly commits itself to the privacy of the data of its internet users, whether on fixed broadband or on mobile internet.

We actively participate in, and are signatories to, other important initiatives that also contribute to sustainable development. These include the following:

Global Compact

A United Nations (UN) initiative to encourage companies to adopt corporate social responsibility and sustainability policies by adopting ten principles related to human rights, labor, the environment and corruption.

GHG Protocol

This encourages the corporate culture to draw up and publish inventories of greenhouse gas emissions (GHG). We have published our inventory on an annual basis since 2010, and for the last five years have been awarded the Gold Seal.

Carbon Disclosure Project (CDP)

This project gathers companies’ global environmental performance indicators in order to help investors with their decision-making processes. It supports organizations all over the world in measuring carbon emissions and effectively reducing them, encouraging an economy that is more focused on a more rational use of energy and renewable matrices.

Public Commitment to Diversity

Women’s Empowerment Principles: In 2016, we signed the commitment created by UN Women and by the Global Compact, which lays down seven principles that help companies incorporate values and practices aimed at gender equality.

Women’s Movement 360: an association of companies committed to promoting gender equality and increasing women’s participation in the corporate environment, in the communities and in the value chain.

Forum of Companies and LGBT+ Rights: this is aimed at influencing the business environment and society with regard to this topic.

Corporate Social Inclusion Network: we have signed up to the Pact for Inclusion of the Business Network for Social Inclusion (locally REIS), a movement that operates in the promotion and employability of employees with disabilities.

Business Coalition for Racial and Gender Equality: exchange of experiences and encouragement for the implementation and improvement of public policies and business practices in order to overcome gender and racial discrimination in organizations.

In addition, as a parameter of continuous improvement and incorporation of sustainability in strategic processes, we use the model suggested by the Corporate Sustainability Index (ISE), with the indicators being monitored by the Company.

In 2018, Telefónica Brasil was included in the main domestic and international sustainability rankings. For the seventh year in a row, the company was included in B3’s ISE (Corporate

Sustainability Index) portfolio, which brings together the shares of 30 companies recognized for their sustainability performance. Once again, we were included in the Sustainability Guide of EXAME magazine, which is one of the country’s largest surveys of corporate sustainability and highlights 77 model companies in 19 sectors of the economy. In addition, we retained our position as the only Brazilian telecommunications company included in the Best Emerging Markets Performers Ranking by VIGEO EIRIS, a European Sustainability assessment organization that measures the performance of companies using environmental, social and governance (ESG) indicators.

Once a year, the Company publishes its Annual Sustainability Report, which is prepared in accordance with the standards of the Global Reporting Initiative (GRI). The report is available at the Sustainability area of our website www.telefonica.com.br or on the Investor Relations website www.telefonica.com.br/ri.

6.1. Private social investment

The Telefônica Vivo Foundation, which is responsible for Vivo’s social projects, believes in educational innovation as a way of inspiring new paths for Brazil’s development based on education. The Foundation develops projects in the areas of education, social entrepreneurship and voluntary work. Present in Brazil since 1999, the Foundation is part of a network that consists of 17 other Telefônica Group foundations located in Europe and Latin America. In 2018, we benefitted roughly 1.7 million people and invested R$60 million.

To find out more about Telefônica Vivo Foundation, visit: www.fundacaotelefonica.org.br

7.     Operational Performance

At the end of 2018, the Company totaled 73,160 thousand mobile accesses, reaffirming its leadership position with a 31.9% market share. The postpaid customer base accounted for 55.2% of the mobile base at the end of 2018, 6.2 p.p. growth against 2017.

In relation to fixed services, the Company ended the year 2018 with 22,029 thousand revenue-generating units, a 3.6% against the previous year, mainly on account of the maturity of fixed voice service and the more selective strategy for the pay-TV service.

Broadband - totaled 7,458 thousand customers at the end of 2018, a growth of 0.3% or 26 thousand net additions in relation to 2017. Fiber accesses (FTTH) registered a total of 1,893 thousand customers, which translates into an annual growth of 46.8%. The number of ultra-broadband customers (FTTx) now accounts for 66.9% of total broadband accesses.

Lines in Service - totaled 13,005 thousand customers in 2018, a 6.0% decrease in relation to 2017, due to the maturity of the residential fixed voice service, as well as the impact of the macroeconomic scenario on the corporate business.

Pay-TV - totaled 1,567 thousand customers in 2018, a 1.3% reduction against 2017, reflecting the Company’s selectivity with a focus on higher value customers. IPTV totaled 579 thousand users, which translates into an annual growth of 52.1%.

As a result, the Company ended 2018 with 95,189 thousand customers, a 2.7% drop in relation to the previous year, due to disconnections by fixed voice customers and prepaid mobile customers.

8.     Financial Performance

8.1. Net Operating Revenue

In 2018, the Company posted consolidated net operating revenue of R$43,463 million, up by 0.6% over 2017, when we recorded net revenue of R$43,207 million. This growth was due to greater revenues from data and mobile digital services, in addition to fixed broadband, but was partially offset by the drop in revenues from fixed-to-mobile calls and by the lower interconnection tariffs, both fixed and mobile, as determined by the regulator.

8.2. Operating Costs and Expenses

Operating costs, excluding depreciation and amortization, totaled R$25,638 million in 2018, which represents a 12.0% drop against the same period of the previous year (R$28,721 million), and below the 3.7% inflation for the period. This reduction is mainly explained by the Company’s intense digitalization process, which resulted in lower printing and postage costs due to its adoption of e-billing, the reduction of costs with commission on account of the growth in e-commerce of products, services and reloads, lower customer service costs due to greater penetration of the Meu Vivo app, as well as lower costs for services provided due to the decrease in fixed and mobile interconnection tariffs as from in February 2018, being partially offset by the higher cost of goods sold, reflecting the strategy adopted during the year of focusing on the sale of terminals and equipment with margin. In addition, the Company registered a non-recurring effect related to a favorable judicial decision in connection with tax contingency.

8.3. Operating Income before Net Financial Expenses and Equity Pick-Up

Operating income before net financial expenses and consolidated equity pick-up increased by 42.6%, up from R$6,632 million in 2017 to R$9,456 million in 2018, mainly on account of improved operating performance.

8.4. EBITDA

EBITDA totaled R$17,825 million in 2018, a 23.0% increase against the amount of R$14,486 million in 2017. In turn, EBITDA Margin in 2018 was 41.0%, a 7.5% p.p. increase in relation to the 33.5% margin recorded in the previous year. This result was due to the higher revenues from mobile and ultra-broadband services, as well as the efficiency and digitization measures adopted by the Company and a non-recurring effect in connection with a favorable judicial decision regarding tax contingency. Excluding these effects, the recurring EBITDA margin in 2018 was 35.8%, a 1.9 p.p. increase against the 33.9% recurring EBITDA margin in 2017.

In millions of Reais – Consolidated
	2018	2017
Operating income before financial income and expenses and equity pick-up (*)	9,456.2	6,632.2
Depreciation and amortization expenses
In costs of services provided	6,487.9	5,963.1
In expenses for sales of services	1,352.6	1,433.3
In general and administrative expenses	528.1	457.3
EBITDA	17,824.8	14,485.9

EBITDA Margin
a) EBITDA	17,824.8	14,485.9
b) Net operating revenue (*)	43,462.7	43,206.8
a) / b)	41.0%	33.5%
Recurring EBITDA margin	35.8%	33.9%

(*) See income statements.

8.5.Indebtedness and Financial Result

In millions of Reais – Consolidated	2018	2017

Loans and Financing	(2,499.8)	(3.494.9)
Debentures	(3,173.9)	(4.520.8)
GVT Contingent Consideration	(465.7)	(446.1)
Total indebtedness	(6,139.4)	(8.461.8)
Derivatives transactions	56.1	143.8
Indebtedness after derivatives	(6,083.3)	(8.318.1)

The Company ended the year 2018 with gross debt of R$6,083 million (R$8,318 million in 2017) or 8.5% of shareholders’ equity (12.0% in 2017). Funding is 1.6% denominated in foreign currency (US dollar and a basket of currencies - UMBNDES) and 98.4% denominated in domestic currency. The total amount of foreign currency denominated debt is covered by hedge transactions.

8.6. Income for the Year

The consolidated results for the year, in accordance with the requirements of Brazilian corporate law, shows Net Income of R$8,928 million in 2018 (R$4,609 million in 2017), which translates into a 93.7% increase over the same period in 2017. Telefónica Brasil’s net margin in 2018 was 20.5% (10.7% in 2017).

In millions of Reais	2018	2017

a) Net Income for the year (*)	8,928.3	4,608.8
b) Net operating revenue (*)	43,462.7	43,206.8
a) / b)	20.5%	10.7%

(*) See income statements.

8.7. Investments

In 2018, the Company invested R$8,999.9 million, a 2.5% increase against the previous year (R$7,998.3 million), mainly aimed at growth and quality of our services, enabling us to provide an ever-better service to a society that is becoming increasingly connected, and supporting growth in the demand for data by our customers, both in fixed as well as mobile services, and in the corporate market.

In 2018, we continued to expand our fixed services by providing fiber services (FTTH) in an additional 30 cities and building roughly 2 million new homes passed.

On the mobile front, we speeded up the installation of 4G, achieving the milestone of 3,100 municipalities with this technology. In addition, we have improved signal quality in a number of regions and invested significant resources in maintenance actions (both proactive and reactive).

Telefônica Brasil also invested in integrating the systems of its fixed and mobile business, as well as improving its business support infrastructure (systems, points of sale and service). In 2018, we continued to invest in improving operating systems and in expanding and advancing the consolidation of data centers, with highlight going to the transformation of the billing environment and the Big Data projects, which will provide support for the rollout of new products and services, focusing primarily on customers’ experience.

9.     Capital Market

Telefónica Brasil’s common (ON) and preferred (PN) shares are traded on the B3 under the ticker symbols VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE, under the ticker symbol VIV.

The VIVT3 and VIVT4 shares ended the year 2018 at R$41.29 and R$46.23, respectively, which translates into an annual appreciation of 0.2% and a depreciation of 4.9%, in relation to the 15.0% annual increase in the Bovespa Index. The ADRs ended the year at US$11.93, which denotes a 19.4% depreciation in the period, against the 5.6% depreciation in the Dow Jones Index.

The average daily financial volumes posted by the VIVT3 and VIVT4 shares during the year was R$1,196 thousand and R$88,668 thousand, respectively. Over the same period, the average daily volume of ADRs was US$20,157 thousand.

The chart below shows the performance of the shares over the last year:

9.1. Shareholders’ remuneration policy

Under its bylaws, the Company is required to distribute a minimum of 25% of its adjusted net income for the year as dividends, while the holders of preferred shares are guaranteed an amount 10% greater than that attributed to each common share.

Interest on shareholders’ equity and dividends declared by Telefónica Brasil based on income for 2018 and the reversal of the Special Reserve set up in 2018 for expansion and modernization, based on income for 2017, totaled R$7.0 billion, which translates into a payout ratio of 78.6%, as detailed in the table below:

9.2. Shareholding Position

9.3. Corporate Structure

10.  Outlook

A resumption of economic growth is likely to contribute to a recovery in the telecommunications sector. The search for differentiated products and services, quality delivery and a better customer experience should guide the industry’s trends. In addition to traditional telecommunications services, operators should strengthen their positions in the digital services market and distribute new products and services, such as Security, Cloud, IoT, Big Data and OTTs. Within this context, Telefónica Brasil is well structured to maintain its leadership position in the Brazilian telecommunications market and continue to serve its more than 95 million customers. Relevance, Revenue, Return, Responsibility and Motivation make up the Company’s strategic pillars and enable it to evolve as the country’s best platform in terms of connectivity and experience.

EXECUTIVE BOARD

Christian Mauad Gebara

Chief Executive Officer

David Melcon Sanchez-Friera

Chief Financial and Investor Relations Officer

Breno Rodrigo Pacheco de Oliveira

General-Secretary and Legal Counsel

Carlos Cesar Mazur

Accountant – CRC – 1PR-028067

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefónica Brasil S.A. (“Company” or “Telefônica Brasil”), exercising their duties and legal responsibilities, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management’s Report for the year ended December 31, 2018 (“2018 Annual Financial Statements”), as well as the Proposed Capital Budget for the year 2019, including 2018 budget implementation report and the Proposed Allocation of Income for 2018, and, taking into account the information provided by Telefónica Brasil’s Executive Board and the Independent Auditors PricewaterhouseCoopers, vote unanimously in favor of the aforesaid documents, as well as declaring that they fairly represent, in all material aspects, the Company’s equity and financial position. Accordingly, they recommend their approval by Telefónica Brasil’s Board of Directors and their forwarding to the Annual and Extraordinary Shareholders’ Meeting, under the terms of the Brazilian Corporate Law.

São Paulo, February 15, 2019.

José María Del Rey Osorio

Chairman of the Audit and Control Committee

Antonio Gonçalves de Oliveira

Member of the Audit and Control Committee

Narcís Serra

Member of the Audit and Control Committee

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), exercising their duties and legal responsibilities, as set forth in the Brazilian Corporate Law and in the company’s Bylaws, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management’s Report for the year ended December 31, 2018 (“2018 Annual Financial Statements”), as well as the Proposed Capital Budget for the year 2019, including 2018 budget implementation report and the Proposed Allocation of Income for 2017, and, taking into account the information provided by Telefónica Brasil’s Executive Board and the Independent Auditors PricewaterhouseCoopers, and the favorable opinion of the Fiscal Council members and from the members of the Audit and Control Committee, vote unanimously in favor of the aforesaid documents, as well as declaring that they fairly represent, in all material aspects, the Company’s equity and financial position. Accordingly, they determine that the aforesaid documents be forwarded for approval by the Annual and Extraordinary Shareholders’ Meeting, under the terms of the Brazilian Corporate Law.

São Paulo, February 15, 2019

Eduardo Navarro de Carvalho	Luiz Fernando Furlan
Chairman of the Board of Directors	Member of the Board of Directors

Julio Esteban Linares Lopez	Francisco Javier de Paz Mancho
Member of the Board of Directors	Member of the Board of Directors

Antonio Gonçalves de Oliveira	Christian Mauad Gebara
Member of the Board of Directors	Member of the Board of Directors

Antonio Carlos Valente da Silva	Sonia Julia Sulzbeck Villalobos
Member of the Board of Directors	Member of the Board of Directors

José María Del Rey Osorio	Roberto Oliveira de Lima
Member of the Board of Directors	Member of the Board of Directors

Luis Miguel Gilpérez Lopez	Narcís Serra
Member of the Board of Directors	Member of the Board of Directors

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), exercising their duties and legal responsibilities, as provided for in article 163 of the Brazilian Corporate Law, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management’s Report for the year ended December 31, 2018 (“2018 Annual Financial Statements”), as well as the Proposed Capital Budget for the year 2019, including 2018 budget implementation report and the Proposed Allocation of Income for 2018, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the Independent Auditors PricewaterhouseCoopers, vote unanimously in favor of the aforesaid documents, as well as declaring that they fairly represent, in all material aspects, the Company’s equity and financial position. Accordingly, they determine that the aforesaid documents be submitted to the Annual and Extraordinary Shareholders’ Meeting, under the terms of the Brazilian Corporate Law.

São Paulo, February 15, 2019.

Flavio Stamm	Cremênio Medola Netto	Charles Edwards Allen
Permanent Member of the Fiscal Council	Permanent Member of the Fiscal Council	Permanent Member of the Fiscal Council

Telefônica Brasil S.A.

Consolidated Financial Statements

As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Telefônica Brasil S.A. and its subsidiaries (“the Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years ended December 31, 2018 and December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 - Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo Brazil

February 21, 2019

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity, and cash flows of Telefônica Brasil S.A. (the “Company”) and subsidiaries for year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Telefônica Brasil S.A. and subsidiaries and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

February 22, 2017

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

At December 31, 2018 and 2017

(In thousands of reais)

ASSETS	Note	12.31.18	12.31.17
Current assets		18,362,992	16,731,666
Cash and cash equivalents	3	3,381,328	4,050,338
Trade accounts receivable	4	8,304,382	8,588,466
Inventories	5	462,053	348,755
Income and social contribution taxes recoverable	7	274,589	505,535
Taxes, charges and contributions recoverable	8	4,674,218	2,058,455
Judicial deposits and garnishments	9	313,007	324,638
Prepaid expenses	6	581,743	446,439
Derivative financial instruments	31	69,065	87,643
Other assets	10	302,607	321,397

Non-current assets		84,198,326	84,651,169
Short-term investments pledged as collateral		76,934	81,486
Trade accounts receivable	4	426,252	273,888
Taxes, charges and contributions recoverable	8	3,222,262	743,285
Deferred taxes	7	230,097	371,408
Judicial deposits and garnishments	9	3,597,007	6,339,167
Prepaid expenses	6	134,232	23,116
Derivative financial instruments	31	26,468	76,762
Other assets	10	47,105	88,935
Investments	11	101,657	98,902
Property, plant and equipment	12	34,115,327	33,222,316
Intangible assets	13	42,220,985	43,331,904

TOTAL ASSETS		102,561,318	101,382,835

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

At December 31, 2018 and 2017

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.18	12.31.17
Current liabilities		17,160,820	17,862,531
Personnel, social charges and benefits	15	782,630	723,380
Trade accounts payable	16	7,642,782	7,447,100
Income and social contribution taxes payable	7	12,009	4,479
Taxes, charges and contributions payable	17	1,797,965	1,726,836
Dividends and interest on equity	18	4,172,916	2,396,116
Provisions and contingencies	19	377,929	1,434,911
Deferred income	21	525,509	372,561
Loans, financing and debentures	20	1,464,166	3,033,441
Derivative financial instruments	31	16,538	5,239
Other liabilities	22	368,376	718,468

Non-current liabilities		13,793,471	14,058,946
Personnel, social charges and benefits	15	11,903	23,284
Taxes, charges and contributions payable	17	39,245	49,448
Deferred taxes	7	1,982,952	709,325
Provisions and contingencies	19	5,881,396	6,709,839
Deferred income	21	250,526	350,637
Loans, financing and debentures	20	4,675,271	5,428,400
Derivative financial instruments	31	22,845	15,412
Other liabilities	22	929,333	772,601

TOTAL LIABILITIES		30,954,291	31,921,477

Equity		71,607,027	69,461,358
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,213,532	1,213,522
Income reserves	23	4,324,170	2,463,228
Other comprehensive income accumulated	23	29,225	21,328
Additional proposed dividends	23	2,468,684	2,191,864

TOTAL LIABILITIES AND EQUITY		102,561,318	101,382,835

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Income

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais, except earnings per share)

	Note	2018	2017	2016
Net operating revenue	24	43,462,740	43,206,832	42,508,459
Cost of sales	25	(21,025,767)	(20,272,530)	(20,823,014)
Gross profit		22,436,973	22,934,302	21,685,445

Operating income (expenses)		(12,980,789)	(16,302,065)	(15,317,426)
Selling expenses	25	(12,832,741)	(13,136,474)	(12,455,366)
General and administrative expenses	25	(2,598,970)	(2,443,105)	(2,793,386)
Other operating income	26	4,077,003	464,182	968,479
Other operating expenses	26	(1,626,081)	(1,186,668)	(1,037,153)
Operating income		9,456,184	6,632,237	6,368,019

Financial income	27	4,112,640	1,755,958	2,781,359
Financial expenses	27	(2,285,487)	(2,659,002)	(4,015,900)
Equity pickup	11	(5,847	1,580	1,244
Income before taxes		11,277,490	5,730,773	5,134,722
Income and social contribution taxes	7	(2,349,232)	(1,121,983)	(1,049,480)

Net income for the year		8,928,258	4,608,790	4,085,242

Basic and diluted earnings per common share (in R$)	23	4.96	2.56	2.27
Basic and diluted earnings per preferred share (in R$)	23	5.45	2.82	2.50

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais)

	Note	2018	2017	2016
Net income for the year		8,928,258	4,608,790	4,085,242

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		8,309	9,644	(14,062)
Gains (losses) on derivative financial instruments	31	(2,450)	(2,417)	4,803
Taxes	7	832	822	(1,633)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	9,927	11,239	(17,232)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(63,151)	(113,588)	(156,211)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	11	(625)	338	83
Actuarial losses and limitation effect of the assets of surplus plan	30	(93,491	(171,296)	(236,767)
Taxes	7	30,965	57,370	80,473

Other comprehensive losses		(54,842)	(103,944)	(170,273)

Total comprehensive income for the year		8,873,416	4,504,846	3,914,969

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income accumulated	Total equity
Balances at December 31, 2015	63,571,416	63,074	1,297,295	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments, including unclaimed dividends and interest on equity	-	-	-	-	-	-	-	221,559	-	-	221,559
Preferred shares delivered referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,141	-	(10,141)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	(14,007)	(170,273)
Net income for the year	-	-	-	-	-	-	-	4,085,242	-	-	4,085,242
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,172,145)	-	-	(2,172,145)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-
Balances at December 31, 2016	63,571,416	63,074	1,297,297	(87,790)	1,907,905	17,069	550,000	(0)	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	101,778	-	-	101,778
Repurchase of preferred shares	-	-	-	(32	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,815	-	(10,815)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113,811)	-	9,867	(103,944)
Equity transactions (Note 1 c)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
Net income for the year	-	-	-	-	-	-	-	4,608,790	-	-	4,608,790
Allocation of income:											-
Legal reserve	-	-	-	-	230,439	-	-	(230,439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,416,639)	-	-	(2,416,639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550,000)	550,000)	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297,000	(297,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,191,864)	2,191,864	-	-
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	152,770	-	-	152,770
DIPJ adjustment - Tax incentives	-	-	-	-	-	11,529	-	(11,529)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	7,897	(54,842)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	-	-	8,928,258	-	-	8,928,258
Allocation of income:											-
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(4,550,000)	-	-	(4,550,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balances at December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	0	2,468,684	29,225	71,607,027

Table of Contents

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(In thousands in reais)

	2018	2017	2016
Cash flows from operating activities

Income before taxes	11,277,490	5,730,773	5,134,722
Adjustment for:
Depreciation and amortization	8,368,623	7,853,734	7,654,406
Foreign exchange on loans and derivative financial instruments	30,664	57,832	75,075
Monetary losses	801,912	543,852	620,570
Equity pickup	5,847	(1,580)	(1,244)
Losses (gains) on write-off/sale of assets	(63,881)	(74,337)	(451,215)
Provision for impairment - accounts receivable	1,533,660	1,481,015	1,348,221
Change in liability provisions	(80,333)	(93,479)	273,664
Write-off and reversals for impairment - inventories	(45,223)	(45,089)	(36,898)
Pension plans and other post-retirement benefits	52,885	31,511	5,243
Provisions for tax, civil, labor and regulatory contingencies	1,098,251	999,419	985,176
Interest expense	497,797	926,220	1,049,553
Other	(14,089)	(8,737)	(72,610)

Changes in assets and liabilities
Trade accounts receivable	(1,603,002)	(1,274,181)	(1,739,550)
Inventories	(68,127)	106,393	230,116
Taxes recoverable	(5,849,648)	(330,398)	(823,360)
Prepaid expenses	41,166	11,051	105,845
Other assets	(20,225)	82,109	23,202
Personnel, social charges and benefits	47,870	(42,830)	53,005
Trade accounts payable	1,056,817	121,577	(707,998)
Taxes, charges and contributions	223,059	180,915	601,970
Provisions for tax, civil, labor and regulatory contingencies	(3,928,925)	(1,592,860)	(1,108,045)
Other liabilities	(249,571)	(472,771)	(284,465)
	1,835,527	8,459,366	7,800,661

Cash generated from operations	13,113,017	14,190,139	12,935,383

Interest paid	(494,931)	(859,586	(926,223)
Income and social contribution taxes paid	(676,659)	(689,493)	(568,335)

Net cash (used in) generated by operating activities	11,941,427	12,641,060	11,440,825

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,517,458)	(8,367,660)	(7,470,869)
Cash received from sale of PP&E items	9,053	20,672	778,819
Cash paid for acquisition of companies, net of cash acquired	-	(206,649)	-
Cash received from sale of investments	10	31,804	-
Redemption of (increase in) judicial deposits	2,832,062	83,500	(202,525)
Dividends and interest on equity received	-	-	3
Other	-	111	-

Net cash (used in) generated by investing activities	(5,676,333)	(8,438,222)	(6,894,572)

Cash flows from financing activities
Payment of loans, financing and debentures	(2,893,219)	(4,485,495)	(2,171,100)
Loans and financing raised	-	3,055,876	466,629
Received of derivative financial instruments	181,117	107,846	132,410
Payment of derivative financial instruments	(85,124	(267,254)	(239,379)
Payment for reverse split of shares	-	-	(164)
Dividend and interest on equity paid	(4,136,878)	(3,668,551)	(2,966,384)
Treasury shares	-	(32)	-

Net cash (used in) generated by financing activities	(6,934,104)	(5,257,610)	(4,777,988)

Increase (decrease) in cash and cash equivalents	(669,010)	(1,054,772)	(231,735)
Cash and cash equivalents at beginning of the year	4,050,338	5,105,110	5,336,845
Cash and cash equivalents at end of the year	3,381,328	4,050,338	5,105,110

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless otherwise stated)

1) OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation with the corporate purpose of operating telecommunications services; development of activities necessary or useful for the execution of those services, in accordance with the concessions, authorizations and permissions granted to them; exploitation of value-added services; operation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and state of São Paulo, Brazil, is a member of the Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At December 31, 2018 and 2017, Telefónica S.A. (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company of 73.58% (Note 23).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, valid until December 31, 2025, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The Company's authorization terms ("TA") for the operation of SMP, according to the SMP General Authorization Plan ("PGA"), are: (i) Region I - TA n. 078/2012 / PVCP / SPV-ANATEL; (ii) Region II - TA n ° 005/2010 / PVCP / SPV-ANATEL; and (iii) Region III - TA n ° 006/2010 / PVCP / SPV-ANATEL.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL.

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
450 MHz	14	2027
700 MHz	20	2029
800 MHz	25	2020-2028
900 MHz	5	2020-2023
1800 MHz	20-50	2020-2023
2100 MHz	20-30	2023
2500 MHz	40-60	2027-2031

c) Corporate events that occurred in 2018 and 2017

c.1) Corporate Restructuring - 2018

At the Extraordinary General Meeting ("AGE") held on November 30, 2018, the corporate restructuring was approved, with the merger of the wholly-owned subsidiary Telefônica Data SA ("TData") by the Company, with operational effects as from December 1, 2018.

TData was a subsidiary of the Company based in Brazil, whose purpose was to provide services, including, without limitation, the provision of audio, video, image and text content, applications and the like, exploration of integrated solutions and the provision of value-added services.

TData was the parent company of Telefônica Transportes e Logística Ltda. ("TGLog"), which exploits logistics activity; the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities and of Terra Networks Brasil SA ("Terra Networks"), which provides digital services (value-added services ("SVA") and third parties and carrier billing, as well as mobile channels for sales and relationship) and advertising, with both companies headquartered in Brazil.

The TData merger had the objective of standardizing the rendering of services, simplifying the Group current organizational and corporate structure, and assisting in the integration of the Company's business with TData.

c.2) Acquisition of Terra Networks by Wholly-Owned Subsidiary - 2017

On July 3, 2017, the Company announced that its wholly-owned subsidiary TData has acquired all the shares representing the capital stock of Terra Networks, owned by SP Telecomunicações Participações Ltda. ("SPTE"), one of the controlling shareholders of the Company.

The total price paid for the acquisition of shares issued by Terra Networks was R$ 250,000, in a single installment, with no need for any financing, using only the cash available of TData. Such value was calculated based on the economic value of Terra Networks, according to the discounted cash flow criterion, with a base date of April 30, 2017, based on an appraisal report contracted by the TData Board of Directors.

The acquisition was subject to conditions usually applicable to this type of deal and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company.

The acquisition was to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company, as well as generating TData service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the synergy between the companies involved, in addition to maximizing the unification of the commercial conditions maintained with suppliers.

2) BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b) Basis of preparation and presentation

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on February 15, 2019.

c) Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2018, 2017 and 2016 are presented in thousands of reais (unless otherwise stated).

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency are translated into Brazilian reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted by the transaction date rate.

The gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the translation of monetary assets and liabilities recorded between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the income statement.

d) Basis of consolidation

The Company holds direct equity interests in subsidiaries and jointly-controlled subsidiaries. Below, we present the main information of the Company's investees.

		Equity interests
Investees	Type of investment	At 12.31.18	At 12.31.17	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Subsidiary	-	100.00%	Brazil	Telecommunications
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	-	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	-	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	50.00%	Brazil	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

TData: The Company's direct and wholly-owned subsidiary until November 30, 2018, with headquarters in Brazil, had the purpose of providing various services, including, without limitation, the provision of audio, video, image and text content, applications and the like, to exploitation of integrated solutions and the provision of value-added services. On December 1, 2018, TData was merged into the Company (Note 1 c.1).

Terra Networks: The Company's direct and wholly-owned subsidiary as at December 1, 2018 (Note 1 c.1), with headquarters in Brazil, has the purpose of providing digital services (own value-added services ("VAS") and third parties and carrier billing, as well as mobile channels for sales and relationship) and advertising.

TGLog: The Company's direct subsidiary as at December 1, 2018 (Note 1 c.1), with its head office in Brazil, has as its object the provision of logistics activities; and the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities.

POP: The Company's direct subsidiary with headquarters in Brazil, is engaged in the performance of activities related to information technology, internet and any other networks; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

POP is the direct subsidiary of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Joint venture, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Joint venture, headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Joint venture, headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company's financial statements are included in the respective notes to which they refer.

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2018 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2017, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2018, as follows:

Standards and amendments
IFRS 9	Financial Instruments
IFRS15	Revenue from Contracts with Customers
Clarifications to IFRS 15	Revenue from Contracts with Customers , issued on April 12, 2016
Amendments to IFRS 2	Classication and Valuation of Share Based Transactions
Improvements to IFRS Standards	2014-2016 Cycle

The adoption of part of these standards, changes and interpretations did not have a significant impact on the financial position of the Company and its subsidiaries in the initial period of application. However, for IFRS 9 and IFRS 15, there was a significant impact on the consolidated financial position at the time of their adoption and prospectively.

IFRS 9 Financial Instruments

IFRS 9 simplified the current measurement model for financial assets and established three main categories: (i) amortized cost; (ii) fair value through profit or loss; and (iii) fair value through other comprehensive income (“OCI”), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there were not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

IFRS 9 introduced the expected credit loss model as the new model for impairment losses on financial assets. This new model requires that the expected credit losses be recorded from the initial recognition of the financial asset. The Company applied the simplified approach and recorded lifetime expected losses on all trade receivables. Consequently, the application of the new requirements led to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

In addition, the new standard introduced a new and less restrictive hedge accounting model, requiring an economic relationship between the hedged item and the hedging instrument and that the hedge ratio be the same as that applied by the entity for risk management, criteria for documenting hedge relationships.

The main changes are related to the documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

From the analysis performed on the transactions of the 2017 financial year, the Company recognized on January 1, 2018, a decrease of 364 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers.

In addition to the effects on provision for customer receivables defaults mentioned above, the adoption of IFRS 9 had impacts on the classification and measurement of financial assets and liabilities, as presented in the table below.

Classification by category
	Classification in accordance with IAS 39	Classification in accordance with IFRS 9
Financial Assets
Trade accounts receivable	Loans and receivables	Amortized cost
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

Financial Liabilities
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

The complete information on the Company's financial assets and liabilities is disclosed in Note 31.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 establishes a global structure to determine when to recognize revenue from ordinary activities and by what amount. The basic principle is that an entity must recognize revenue from ordinary activities in a way that represents the transfer of goods or services committed with the customer in exchange for an amount that reflects the consideration that the entity expects to be entitled in exchange for such assets or services.

With the adoption of IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue is now allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. Consequently, when bundles include a discount on equipment, there is an increase in revenues recognized from the sale of handsets and other equipment, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognized as a contract asset in the statement of financial position.

All incremental costs to obtain a contract (sales commissions and other acquisition costs of third parties) are accounted for as prepaid expenses (assets) and amortized over the same period as the revenue associated with that asset. Similarly, certain contract fulfillment costs are also deferred to the extent that they relate to performance obligations that are satisfied over time.

Revenue from the sale of handsets to dealers is accounted for at the time of delivery and not at the time of sale to the final customer, as there is no performance obligation after delivery to dealers.

Certain changes of the contract have been accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications are to be considered prospectively as separate contracts, such as the original contract end and the creation of a new one.

The Company adopted, as authorized by the technical pronouncement, the retrospective method modified with the cumulative effect of the initial application recognized as an adjustment to the opening balance of retained earnings on the date of the initial adoption. Therefore, comparative amounts of previous periods will not be restated. To facilitate the understanding and comparability of information, the Company discloses in Note 35 the consolidated income statement for the year then ended December 31, 2018, excluding the effects of adopting IFRS 15.

IFRS 15 also allows the application of certain practical arrangements to facilitate the implementation of the new criteria. The Company has assessed which of them will be adopted in the implementation of the standard in order to reduce complexity in its application.

The main practical expedients that the Company adopted were:

•	Completed contracts: the Company did not apply the standard retrospectively to those contracts that were completed at January 1, 2018.
•

Portfolio approach: the Company applied the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•

Financial component: was not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•	Costs to obtain a contract: these costs were recognized as an expense when incurred if the amortization period of the asset that the entity would otherwise recognize was one year or less.

The process of implementing the new requirements involved the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entailed a high degree of complexity due to factors such as many contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the 2017 financial year, considering commercial offers as well as the volume of contracts affected, the Company recognized on January 1, 2018 an increase in retained earnings of 156 million reais, before deferred taxes, referring to first-time recognition of contract assets that lead to the early recognition of revenue from the sale of goods and the activation and deferral of incremental costs related to obtaining contracts and contract fulfillment costs that result in the subsequent recognition of customer acquisition costs and other sales.

The following table shows the changes in contractual assets and liabilities and incremental costs of the Company (excluding the effects of sales and income taxes).

	Contract assets (1)
	Contract assets, gross	Provision for losses	Contract assets, net	Contractual liabilities (3)	Incremental costs (2)
Initial adoption on 01.01.18	193,675	(33,196)	160,479	(178,897)	183,645
Reclassification on 01.01.18 (Note 21)	-	-	-	(383,688)	-
Additions	587,733	(512)	587,221	(7,271,614)	262,518
Write-offs, net	(585,675)	-	(585,675)	7,301,992	(190,772)
Balances as of 12.31.18	195,733	(33,708)	162,025	(532,207)	255,391

Current	195,733	(33,708)	162,025	(504,473)	170,703
Non-current	-	-	-	(27,734)	84,688

The amounts in the above table are classified in the balance sheets as follows: (1) Accounts receivable (Note 4); (2) Prepaid expenses (Note 6); and (3) Deferred income (Note 21).

The amounts of additions and write-offs of the above table refer mainly to the recharges and usage of prepaid credits.

Below, we present the expected periods of realization of contractual liabilities.

Year
2019	(504,473)
2020	(16,753)
2021	(2,383)
2022 onwards	(8,598)
Total	(532,207)

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the previously issued and amended standards, at the date of preparation of these financial statements, the following issues and changes in IFRS and IFRICs had been published but were not mandatory.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory for the year ended December 31, 2018.

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS Standards	2015-2017 Cycle	January 1, 2019
IFRS 16	Leases	January 1, 2019
IFRIC23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Constitution of Assets between an Investidor and its Associate or Joint Venture	January 1, 2019

Based on the analyses made to date, the Company estimates that the adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption, except for the effects of IFRS 16, where there is an expectation of a significant impact on the consolidated financial position at the time of its adoption and prospectively.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee in a significant number of leases on different assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate, mainly. A significant portion of these contracts are accounted for as operating leases under the current lease standard, with lease payments being recognized on the straight-line basis over the contract term.

The Company concluded the process of estimating the impact of this new standard on such contracts. This analysis included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when the exercise depends only on Company and where such exercise is reasonably certain. This depended, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company considered not to separately recognize non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard also allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company decided to adopt the modified retrospective approach. The Company has opted for the practical expedient that allows it to not re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16, but to directly apply the new requirements to all contracts that, under the current standard, have been identified as such as leasing. In addition, certain handbooks are available on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within twelve months of the date of first adoption, direct start-up costs, and contract term of leasing. Accordingly, the Company opted to adopt the following practical steps in the transition to the new criteria: (i) use of common discount rates for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) application of the practical file that allows it not to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the asset by right of use on the date of the initial adoption.

Based on the volume of contracts affected, as well as the magnitude of future lease commitments, as disclosed in Note 32, the Company expects the changes introduced by IFRS 16 to have a significant impact on its financial statements as of the date of its adoption, including the recognition in the balance of rights-of-use assets and their corresponding lease obligations in connection with most of the contracts that are classified as operating leases in accordance with current standards. In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the income statements will replace the amounts recognized as lease expenses in accordance with current lease standards. The classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard.

Based on the analysis made so far, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements as of the date of initial adoption, including recognition in the opening balance sheet for the year 2019 of a value between 8.4 and 9.2 billion reais as rights-of-use assets, in relation to most of the contracts that, under current regulations, are classified as operating leases, as a contra entry to the lease liability.

g) Significant accounting judgments estimates and assumptions

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying of its accounting policies. These estimates are based on experience, better knowledge, information available at the end of the fiscal year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Settlement of transactions involving these estimates may result in values that are different from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31).

3) CASH AND CASH EQUIVALENTS

a) Accounting policy

These are financial assets classified at amortized cost or measured at fair value through profit or loss maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash equivalents when redeemable within 90 days.

b) Breakdown

	12.31.18	12.31.17
Cash and banks	205,598	117,799
Short-term investments	3,175,730	3,932,539
Total	3,381,328	4,050,338

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

a) Accounting policy

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date, as well as other trade accounts receivable related to the sale of cell phones, SIM cards, accessories, advertising and rent of IT equipment (“Soluciona TI” product).

The Company measures the provision for estimated loss for impairment in an amount equal to the loss of credit expected for a lifetime.

b) Critical estimates and judgments

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, credit assessment and considering forward-looking information. Although the Company believes that the assumptions used are reasonable, the results may be different.

c) Breakdown

	12.31.18	12.31.17
Billed amounts	6,789,257	6,753,621
Unbilled amounts	2,454,810	2,481,364
Interconnection amounts	835,887	859,819
Amounts from related parties (Note 28)	148,814	201,021
Gross accounts receivable	10,228,768	10,295,825
Estimated impairment losses	(1,498,134)	(1,433,471)
Total	8,730,634	8,862,354

Current	8,304,382	8,588,466
Non-current	426,252	273,888

Consolidated balances of non-current trade accounts receivable include:

•	R$160,979 at December 31, 2018 (R$122,651 at December 31, 2017), relating to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2018, the impact of the present value adjustment was R$16,672 (R$16,011 at December 31, 2017).
•	R$93,434, at December 31, 2018 (R$45,031, at December 31, 2017), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At December 31, 2018, the impact of the present value adjustment was R$25,931 (R$15,535 at December 31, 2017).
•	R$171,839, at December 31, 2018, (R$106,206, at December 31, 2017), relating to “Soluciona TI”, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as a finance lease. At December 31, 2018, the impact of the present value adjustment was R$41,455 (R$33,614 at December 31, 2017).

The accounts receivable balances related to the "Soluciona IT" product include the following effects:

	12.31.18	12.31.17
Nominal amount receivable	573,094	434,743
Deferred financial income	(53,424)	(33,614)
Present value of accounts receivable	519,670	401,129
Estimated impairment losses	(196,435)	(154,666)
Net amount receivable	323,235	246,463

Current	151,396	140,257
Non-current	171,839	106,206

At December 31, 2018, the aging list of gross trade accounts receivable relating to the “Soluciona TI” product was as follows:

	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	279,563	267,595
Falling due between one year and five years	293,531	252,075
Total	573,094	519,670

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following is the amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	12.31.18	12.31.17
Falling due	6,485,154	6,635,125
Overdue – 1 to 30 days	1,096,639	1,132,008
Overdue – 31 to 60 days	305,019	375,176
Overdue – 61 to 90 days	200,401	232,648
Overdue – 91 to 120 days	220,221	105,342
Overdue – over 120 days	423,200	382,055
Total	8,730,634	8,862,354

At December 31, 2018 and 2017, no customer represented more than 10% of trade accounts receivable, net.

d) Changes in losses for impairment

The following table shows the changes in estimated losses for impairment of accounts receivable.

Balance at 12/31/16	(1,399,895)
Supplement to estimated losses, net of resersal (Note 25)	(1,481,015)
Write-off due to use	1,456,158
Business combinations (Note 1.c.2)	(8,719)
Balance at 12/31/17	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(364,456)
Supplement to estimated losses, net of resersal (Note 25)	(1,533,660)
Write-off due to use	1,833,453
Balance at 12/31/18	(1,498,134)

5) INVENTORIES

a) Accounting policy

These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

b) Breakdown

	12.31.18	12.31.17
Materials for resale	413,843	325,850
Materials for consumption	61,819	57,740
Other inventories	30,013	7,822
Gross total	505,675	391,412
Estimated losses from impairment or obsolescence	(43,622)	(42,657)
Total	462,053	348,755

6) PREPAID EXPENSES

a) Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statements to the extent that related services are rendered, and economic benefits are obtained.

b) Breakdown

	12.31.18	12.31.17
Advertising and publicity	252,900	336,295
Insurance	24,867	36,941
Rental	32,792	29,713
Software and networks maintenance	17,485	12,375
Incremental costs - IFRS 15 (Note 2.f)	255,391	-
Financial charges	43,853	2,592
Personal	33,970	28,178
Taxes and other	54,717	23,461
Total	715,975	469,555

Current	581,743	446,439
Non-current	134,232	23,116

7) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Accounting policy

a.1) Current taxes

Current tax assets and liabilities are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year-end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation and sets up provision therefore when appropriate.

a.2) Deferred taxes

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized, or the liability will be settled, based on the rates provided in tax legislation and that were published as at year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as non-current, irrespective of their expected realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction which gave rise to that deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.

b) Critical estimates and judgments

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provision, based on estimates, for the possible consequences of audits by tax authorities in the respective jurisdictions in which they operate. The amount of this provision is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may have an impact on tax balances.

c) Income and social contribution taxes recoverable

	12.31.18	12.31.17
Income taxes recoverable	245,883	428,524
Social contribution taxes recoverable	28,706	77,011
Total	274,589	505,535

d) Income and social contribution taxes payable

	12.31.18	12.31.17
Income taxes payable	8,756	3,267
Social contribution taxes payable	3,253	1,212
Total	12,009	4,479

e) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12/31/16	Income statement	Comprehensive income	Business combination (Note 1 c.2)	Other	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 12/31/18
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	14,071	710,411	-	69,451	-	793,933	634,543	-	-	1,428,476
Income and social contribution taxes on temporary differences (2)	13,426	(1,251,816)	58,192	48,434	(86)	(1,131,850)	(2,151,290)	31,797	70,012	(3,181,331)
Provisions for legal, labor, tax civil and regulatory contingencies	2,230,336	68,399	-	-	-	2,298,735	(333,035)	-	-	1,965,700
Trade accounts payable and other provisions	677,123	(25,706)	-	-	-	651,417	(79,683)	-	-	571,734
Estimated losses on impairment of accounts receivable	358,805	76,155	-	-	-	434,960	(115,661)	-	122,977	442,276
Customer portfolio and trademarks	313,092	(58,674)	-	-	-	254,418	(69,815)	-	-	184,603
Estimated losses from modems and other P&E items	284,677	(83,736)	-	-	-	200,941	(24,811)	-	-	176,130
Pension plans and other post-employment benefits	108,419	8,630	57,485	-	-	174,534	20,934	30,753	-	226,221
Profit sharing	125,256	(15,210)	-	-	-	110,046	19,643	-	-	129,689
Provision for loyalty program	19,112	(1,991)	-	-	-	17,121	1,031	-	-	18,152
Accelerated accounting depreciation	24,033	(15,773)	-	-	-	8,260	(7,873)	-	-	387
Estimated impairment losses on inventories	12,099	(347)	-	-	-	11,752	(2,481)	-	-	9,271
Derivative transactions	60,133	(35,084)	822	-	-	25,871	78,028	832	-	104,731
Licenses	(1,420,556)	(216,330)	-	-	-	(1,636,886)	(216,328)	-	-	(1,853,214)
Goodwill (Spanish and Navytree, Vivo Part. and GVTPart.)	(2,729,203)	(868,969)	-	-	-	(3,598,172)	(1,002,768)	-	-	(4,600,940)
Property, plant and equipment of small value	-	-	-	-	-	-	(395,606)	-	-	(395,606)
Technological Innovation Law	(140,940)	43,407	-	-	-	(97,533)	47,406	-	-	(50,127)
Other temporary differences (3)	91,040	(126,587)	(115)	48,434	(86)	12,686	(70,271)	212	(52,965)	(110,338)
Total deferred tax assets (liabilities), noncurrent	27,497	(541,405)	58,192	117,885	(86)	(337,917)	(1,516,747)	31,797	70,012	(1,752,855)

Deferred tax assets	4,541,952					5,288,176				5,569,885
Deferred tax liabilities	(4,514,455)					(5,626,093)				(7,322,740)
Deferred tax assets (liabilities), net	27,497					(337,917)				(1,752,855)

Represented in the balance sheet as follows:
Deferred tax assets	27,497					371,408				230,097
Deferred tax liabilities	-					(709,325)				(1,982,952)

(1)	This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.
(2)	This refers to amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.
(3)	These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

At December 31, 2018, deferred tax credits (income and social contribution tax losses) were not recognized in subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$12,649 (R$11,938 at December 31, 2017), as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2019	2,082,829
2020	555,161
2021	494,257
2022	1,002,778
2023	259,562
2024 onwards	(6,147,442)
Total	(1,752,855)

f) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the year ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Income before taxes	11,277,490	5,730,773	5,134,722
Income and social contribution tax expenses, at the tax rate of 34%	(3,834,347)	(1,948,463)	(1,745,805)
Permanent differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	(1,988)	537	423
Unclaimed interest on equity	(14,426)	(21,843)	(11,432)
Temporary differences in subsidiaries	—	2,007	—
Non-deductible expenses, gifts, incentives	(76,671)	(94,413)	(88,916)
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	—	132,080	—
Tax benefit related to interest on equity allocated	1,547,000	821,657	738,529
Other (additions) exclusions	31,200	(13,545)	57,721
Tax debits	(2,349,232)	(1,121,983)	(1,049,480)

Effective rate	20.8	19.6	20.4
Current income and social contribution taxes	(832,485)	(580,578)	(288,063)
Deferred income and social contribution taxes	(1,516,747)	(541,405)	(761,417)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.18	12.31.17
State VAT (ICMS) (1)	2,549,006	2,450,856
Withholding taxes and contributions (2)	129,741	238,355
PIS and COFINS (3)	5,000,677	85,098
Fistel, INSS, ISS and other taxes	217,056	27,431
Total	7,896,480	2,801,740

Current	4,674,218	2,058,455
Non-current	3,222,262	743,285

(1)

This includes credits of ICMS arising from the acquisition of property and equipment, subject to offsetting in 48 months; requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$509,920 and R$423,588 on December 31, 2018 and 2017, respectively.

(2)

This refers to credits on withholding income tax (“IRRF”) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)	The balance of December 31, 2018 include the tax credits of PIS and COFINS monetarily restated by SELIC, in the amounts of R$4,915,239, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively (see Notes 26 and 27). As at December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,249, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue compensating its referred tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), which are considered as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

9) JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost and updated according to prevailing legislation.

	12.31.18	12.31.17
Judicial deposits
Tax	1,929,594	4,230,917
Labor	522,201	885,338
Civil	1,164,835	1,205,807
Regulatory	208,447	200,627
Total	3,825,077	6,522,689
Garnishments	84,937	141,116
Total	3,910,014	6,663,805

Current	313,007	324,638
Non-current	3,597,007	6,339,167

The table below presents the composition of the balances as at December 31, 2018 and December 31, 2107 of the tax judicial deposits (segregated and summarized by tribute).

	12.31.18	12.31.17
Contribution to Empresa Brasil de Comunicação (EBC)	-	1,238,068
Telecommunications Inspection Fund (FISTEL)	44,771	1,161,061
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	551,937	518,474
Universal Telecommunication Services Fund (FUST)	503,246	484,649
Social Contribution Tax for Intervention in the Economic Order (CIDE)	278,685	270,612
State Value-Added Tax (ICMS)	239,220	273,264
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	141,759	134,688
Withholding Income Tax (IRRF)	55,425	45,846
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	39,672	37,965
Other taxes, charges and contributions	74,879	66,290
Total	1,929,594	4,230,917

A brief description of the main tax-related judicial deposits is as follows:

•	Contribution to Empresa Brasil de Comunicação (“EBC”)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11.652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

In the third quarter of 2018, the Company and TData had their accepted requests for conversion into income of the amounts deposited in court in the amount of R$1,378,170 to benefit EBC, with the maintenance of the discussion in progress. As a result, the Company and TData made the write-off of judicial deposits against the provisioned amounts (Note 19).

•	Telecommunications Inspection Fund (“FISTEL”)

The Company has legal proceedings involving the collection by ANATEL of the Installation Inspection Fee ("TFI") on the renewal of the licenses.

In the second quarter of 2018, the judicial discussion regarding the exclusion of the calculation basis of the ("TFI") and Inspection and Operation Fee ("TFF") of mobile (cellular) stations that are not owned by the Company was unfavorable to the Company after it withdrew its appeal. Consequently, the amount of R$1,126,810 deposited judicially was handed over to ANATEL (Note 19).

10) OTHER ASSETS

	12.31.18	12.31.17
Advances to employees and suppliers	83,094	58,456
Related-party receivables (Note 28)	120,776	166,733
Receivables from suppliers	114,175	114,015
Surplus from post-employment benefit plans (Note 30)	10,997	9,833
Other amounts receivable	20,670	61,295
Total	349,712	410,332

Current	302,607	321,397
Non-current	47,105	88,935

11) INVESTMENTS

a) Accounting policy

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and results of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date on which the Company obtains control until the date on which the Company ceases to exercise control over the subsidiary.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The income statement reflects the portion of the results of operations of the investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, and record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount and recognizes the amount in the income statements.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the income statements.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 23).

b) Information on investees

The following is a summary of the relevant financial data of the investees in which the Company holds a stake and contemplates the corporate changes described in Note 1 c).

	Joint Ventures (Aliança / AIX / ACT)
	12/31/18	12/31/17

Equity interest	50.00%	50.00%

Summary of balance sheets:
Current assets	213,481	189,988
Non-current assets	12,327	13,410
Total assets	225,808	203,398

Current liabilities	7,103	4,143
Non-current liabilities	16,101	4,811
Equity	202,604	194,444
Total liabilities and equity	225,808	203,398

Investment Book value	101,302	97,222

	Joint Ventures (Aliança / AIX / ACT)
	2018	2017	2016
Summary of Income Statements:	Aliança / AIX / ACT	Aliança / AIX / ACT	Aliança / AIX / ACT
Net operating income	45,608	45,704	42,919
Operating costs and expenses	(58,773)	(43,571)	(41,987)
Financial income (expenses), net	1,334	1,713	2,021
Income and social contribution taxes	137	(686)	(465)
Net income (loss) for the year	(11,694)	3,160	2,488

Equity pickup, according to interest held	(5,847)	1,580	1,244

c) Changes in investments

	Joint ventures	Other investments (1)	Total investments
Balances at 12/31/16	84,403	1,342	85,745
Equity pick-up	1,580	-	1,580
Other comprehensive income	11,239	338	11,577
Balances at 12/31/17	97,222	1,680	98,902
Equity pick-up	(5,847)	-	(5,847)
Provision for losses on investments	-	(700)	(700)
Other comprehensive income	9,927	(625)	9,302
Balances at 12/31/18	101,302	355	101,657

(1) Other investments are measured at fair value.

12) PROPERTY, PLANT AND EQUIPMENT

a) Accounting policy

It is stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on an accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 19) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful lives in terms of depreciation rates are reviewed annually by the Company.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

b) Critical estimates and judgments

The accounting treatment of investment in fixed assets includes estimating the useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting the time and nature of future technological changes.

An impairment loss exists when the carrying amount of an asset or cash-generating unit ("CGU") exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation. The determination of the recoverable value of the CGU also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

c) Breakdown, changes and depreciation rates

We present a brief description of the main items that make up fixed assets, their movements and annual depreciation rates.

•

Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.
•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/16	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	42,999	141,132	91,160	550	259,620	(37,374	6,085,487	6,583,574
Write-offs, net	(88,766)	(7,602)	(6,966)	(1,916)	(2,522)	162,319	(18,897)	35,650
Net transfers	3,634,293	1,471,431	619,008	-	34,093	132,578	(5,910,612)	(19,209)
Depreciation (Note 25)	(3,011,291)	(1,468,936)	(544,454)	-	(284,983)	-	-	(5,309,664)
Business Combination (Note 1.c.2)	-	-	1,342	-	4,888	-	817	7,047
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	10,670	129,640	101,798	550	204,041	(8,975	6,527,074	6,964,798
Write-offs, net	(45,719)	(1,721)	(8,461	(71)	(2,926)	80,135	(61,430)	(40,193)
Net transfers	5,380,744	1,098,380	449,369	-	124,772	-	(7,239,573)	(186,308)
Depreciation (Note 25)	(3,486,592)	(1,379,547)	(658,915)	-	(320,232)	-	-	(5,845,286)
Balance at 12/31/18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

At 12.31.17
Cost	74,100,056	16,845,903	15,728,808	314,353	4,687,395	(228,052)	2,886,825	114,335,288
Accumulated depreciation	(51,290,947)	(14,121,571)	(11,843,511)	-	(3,856,943)	-	-	(81,112,972)
Total	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

At 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

d) Depreciation rates

The Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The results of these evaluations indicated the need for changes in useful lives in 2018 or 2017.

This change in the accounting estimate, which was applied, increased the depreciation expense for the year ended December 31, 2018 by R$267,657.

e) Property and equipment items pledged in guarantee

At December 31, 2018, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$94,641 (R$176,591 at December 31, 2017).

f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At December 31, 2018, estimated residual value of reversible assets was R$8,621,863 (R$8,763,355 at December 31, 2017), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

13) INTANGIBLE ASSETS

a) Accounting policy

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it is incurred.

The useful lives of intangible assets are considered finite or indefinite.

•	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite – are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible assets with indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and recognized in the income statement on disposal.

b) Critical estimates and judgments

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation in goodwill and other assets. The determination of the recoverable value of the CGU to which the goodwill is attributed also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

The accounting treatment of the investment in intangible assets includes making estimates to determine the useful life for amortization purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

The determination of the useful lives requires estimates in relation to the expected technological evolution and the alternative use of the assets. Hypotheses related to the technological aspect and its future development imply a significant degree of analysis, since the timing and nature of future technological changes are difficult to predict.

c) Breakdown, changes and amortization rates

A brief description of the key intangible asset items with finite useful lives, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.
•	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.
•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	276,390	-	-	-	207	-	1,100,785	1,377,382
Write-offs, net	-	(7,427)	-	-	-	-	4,051	-	(3,376)
Net transfers	-	701,545	-	-	-	(24,297)	31	(658,070)	19,209
Amortization (Note 25)	-	(944,753)	(582,357)	(84,205)	(928,362)	(5,660)	-	-	(2,545,337)
Business Combination (Note 1.c.2)	-	530	-	-	-	-	-	-	530
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	970,172	-	-	6,647	-	-	249,307	1,226,126
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	519,539	-	-	-	32,539	-	(365,770)	186,308
Amortization (Note 25)	-	(965,459)	(549,589)	(84,205)	(920,116)	(3,968)	-	-	(2,523,337)
Balance at 12/31/18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

At 12/31/17
Cost	23,062,421	15,125,532	4,513,278	1,658,897	20,237,572	238,201	(499	506,140	65,341,542
Accumulated amortization	-	(12,404,726)	(2,534,415)	(585,282)	(6,267,966)	(217,249)	-	-	(22,009,638)
Total	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

At 12/31/18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

d) Goodwill

d.1) Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any non-controlling interest in the acquiree.

For each business combination, the Company measures non-controlling interests in the acquiree either at its fair value or on the basis of its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conducted in stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired, and liabilities assumed). If consideration is lower than the fair value of acquired net assets, the difference must be recognized as a gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

d.2) Goodwill breakdown

The table below shows the composition of the goodwill recorded by the Company as of December 31, 2018.

Ajato Telecomunicação Ltda.	149
Spanish and Figueira, by the merger of Telefônica Data Brasil Holding (TDBH) in 2006	212,058
Santo Genovese Participações, Atrium Telecomunicações, which took place in 2004	71,892
Telefônica Televisão Participações, former Navytree, occurred in 2008	780,693
Vivo Participações, occurred in 2011	9,160,488
GVT Participações, occurred in 2015	12,837,141
Total	23,062,421

14) IMPAIRMENT OF NON-FINANCIAL ASSETS

a) Accounting policy

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a CGU is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate Weighted Average Cost of Capital “WACC” which reflects the weighted rate between (i) the cost of capital (including specific risks) based on the Capital Asset Pricing Model; and (ii) the debt these components being applicable to the asset or CGU before taxes.

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and willing parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.
•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

b) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, pay TV and IT compared to voice services (fixed).
•	Growth in operating margin: takes into account the historical margin estimates of price correction, as well as ongoing projects with the aim of greater cost efficiency.
•	Capex volume: the projects and future needs were considered, both in line with the evolution of expected revenues and always aiming at better efficiency in the use of these investments. The Capex volume may also be impacted by inflation and currency fluctuations.
•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual notably Beta factors.

c) Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (pp) which were assumed for the years ended December 31, 2018 and 2017:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/- 1.0
Perpetuity growth rates	+/- 0.5

Operating variables
OIBDA Margin	+/- 2.0
Capex/Revenues Margin	+/- 1.5

The sensitivity analysis performed at year-end 2018 and 2017 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

d) Goodwill impairment testing

The Company assessed recoverability of goodwill carrying amounts based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.

The growth rate used to extrapolate projections beyond the five years period was 4.5% for both 2018 and 2017.

Estimated future cash flows were discounted at the pre-tax rate of 13.99% and 13.58% in 2018 and 2017, respectively, also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.0% for both 2018 and 2017.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements at December 31, 2018 and 2017, growth projections and operating results for the year ended December 31, 2018 and 2017, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

15) PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12.31.18	12.31.17
Salaries and wages	34,767	40,171
Social charges and benefits	385,695	399,229
Profit sharing	265,433	273,384
Share-based payment plans (Note 29)	22,638	33,880
Other compensation	86,000	-
Total	794,533	746,664

Current	782,630	723,380
Non-current	11,903	23,284

16) TRADE ACCOUNTS PAYABLE

a) Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

b) Breakdown

	12.31.18	12.31.17
Sundry suppliers (Opex, Capex, Services and Material)	6,790,882	6,683,503
Amounts payable (operators, cobilling)	198,942	187,976
Interconnection / interlink (1)	269,446	224,777
Related parties (Note 28)	383,512	350,844
Total	7,642,782	7,447,100

17) TAXES, CHARGES AND CONTRIBUTIONS

	12.31.18	12.31.17
ICMS	1,094,769	1,149,137
PIS and COFINS	512,714	419,589
Fust and Funttel	89,794	93,869
ISS, CIDE and other taxes	139,933	113,689
Total	1,837,210	1,776,284

Current	1,797,965	1,726,836
Non-current	39,245	49,448

18) DIVIDENDS AND INTEREST ON EQUITY

a) Accounting policy

a.1) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation, the Company and its subsidiaries provision, in its accounting records, the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

a.2) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provision in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ Meeting, the dividends in excess of the mandatory minimum are transferred to current liabilities and classified as legal obligations.

a.3) Unclaimed dividends and interest on equity

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

b) Dividends and interest on equity payable

b.1) Breakdown:

	12.31.18	12.31.17
Telefónica Latinoamérica Holding	952,217	505,750
Telefónica	1,146,619	609,003
SP Telecomunicações Participações	722,862	383,933
Telefónica Chile	2,015	1,070
Non-controlling interest	1,349,203	896,360
Total	4,172,916	2,396,116

b.2) Changes:

Balance at 12/31/16	2,195,031
Supplementary dividends for 2016	1,913,987
Interim interest on equity (net of IRRF)	2,054,143
Unclaimed dividends and interest on equity	(101,778)
Payment of dividends and interest on equity	(3,668,551)
IRRF on shareholders exempt/immune from interest on equity	3,284
Balance at 12/31/17	2,396,116
Supplementary dividends for 2017	2,191,864
Interim interest on equity (net of IRRF)	3,867,500
Unclaimed dividends and interest on equity	(152,770)
Payment of dividends and interest on equity	(4,136,878)
IRRF on shareholders exempt/immune from interest on equity	7,084
Balance at 12/31/18	4,172,916

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

19) PROVISION AND CONTINGENCIES

a) Accounting policy

Provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provision is restated at the balance sheet date considering the likely amount of loss and the nature of each contingency.

Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.

Provision for civil, labor, tax and regulatory legal claims

The Company and its subsidiaries are parties to administrative, labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

This refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

This refers to contingent liabilities arising from Purchase Price Allocation generated on acquisition of the controlling interest of Vivo Part. in 2011 and GVTPart. in 2015.

b) Critical estimates and judgments

Provision is recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and when it can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as at the closing date, including the opinion of independent experts, such as legal advisors.

c) Information on provisions and contingencies

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for decommissioning	Total
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Additions (reversal), net (Note 26)	297,171	154,441	438,693	198,344	(89,230)	-	999,419
Other additions (reversal) (2)	(492)	93,596	207	-	-	20,765	114,076
Write-offs due to payment	(865,656)	(168,407)	(551,928)	(6,873)	-	-	(1,592,864)
Write-offs due to taxes (1)	-	(66,027	-	-	-	-	(66,027)
Monetary restatement	147,334	348,393	123,487	83,387	53,281	12,129	768,011
Business combination (Note 1 c.2)	19,282	87,531	6,061	-	-	-	112,874
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 26)	319,056	452,746	395,631	(41,837)	(27,345)	-	1,098,251
Other additions (reversal) (2)	(99,372)	(2,443,047)	(14,119)	-	-	16,752	(2,539,786
Write-offs due to payment	(541,749)	(51,924)	598,2940	(117,599)	-	-	(1,309,566)
Monetary restatement	121,155	414,914	165,708	77,860	8,824	77,215	865,676
Balances at 12/31/18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Non-current	741,367	3,579,208	854,204	109,783	845,796	579,481	6,709,839

At 12/31/18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

(1) This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program.

(2) Refers mainly to the amounts of inflows and losses carried out against judicial deposits (Note 9).

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	779,686	980,596
Possible losses	191,398	261,876

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The Company finalized an improvement work in calculating the estimate of the labor provision value for cases of solidarity/subsidiarity with third parties, evolving from a calculation based on the historical average of payments to an assessment of the expected loss in an individualized way for each process, resulting in an increase in the provision of R$116 million.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a party to Public Civil Actions filed by the Labor Public Prosecutor's Office, whose objects relate essentially to instructing the Company to cease hiring an interposed company to carry out the Company's activities. In August 2018, most of the Federal Supreme Court ("STF") Ministers judged the legality of unrestricted outsourcing, including the end activity, safeguarding the subsidiary's responsibility of the service provider. However, it is expected that this decision will be published and possible foreclosure of a declaration to clarify the scope of the decision, including for cases that have already been settled when the application of that decision will be assessed in each case where the subject is discussed. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

c.2) Tax provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,951,897	3,579,208
Federal	526,943	502,153
State	909,547	231,998
Municipal	33,607	32,054
FUST, FISTEL and EBC	481,800	2,813,003
Possible losses	36,103,128	35,388,910
Federal	12,025,529	8,226,374
State	16,294,685	18,968,349
Municipal	637,690	548,014
FUST, FUNTTEL and FISTEL	7,145,224	7,646,173

c.2.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST and EBC) as described below:

Federal taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); and (vi) outflows of goods with prices lower than those of acquisition.

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST, FISTEL and EBC

The Company and/or its subsidiaries have administrative and judicial discussions related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

In the second quarter of 2018, the discussion regarding the exclusion of the calculation basis of the TFI and TFF of mobile (cellular) stations that are not owned by the Company was closed unfavorably to the Company and the amounts deposited judicially (Note 9) were handed over to ANATEL.

In the third quarter of 2018, the Company and TData had their accepted requests for conversion into income of the amounts deposited in court, relating to EBC rates, with the maintenance of the discussion in progress. As a result, the Company and TData made the write-downs of the amounts provisioned against the amounts deposited in court (Note 9).

c.2.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL and FISTEL), described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes: (a) disallowance of costs and sundry expenses not evidenced; and (b) disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (ix) IPI levied on shipment of fixed access units from the Company's establishment; (x) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xi) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decisions in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal credit related to the acquisition of items of property, plant and equipment and payment in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused credits; (v) service provided outside São Paulo state paid to São Paulo state; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the Company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xviii) DETRAF fine; (xix) own consumption; (xx) exemption of public bodies; (xxi) amounts given by way of discounts; (xxii) new tax register bookkeeping without prior authorization by tax authorities; (xxiii) advertising services; (xxiv) unmeasured services; and (xxv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2018, the consolidated amounts involved totaled R$3,701,208 (R$4,316,571 at December 31, 2017).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At December 31, 2018, the consolidated amounts involved totaled R$618,473 (R$493,867 at December 31, 2017).

Telecommunications Inspection Fund ("FISTEL")

Judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At December 31, 2018, the consolidated amounts involved totaled R$2,825,543 (R$2,835,735 at December 31, 2017).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,004,803	1,055,877
Possible losses	3,493,655	2,858,796

c.3.1) Provision for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•

The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2018, consolidated provision totaled R$334,877 (R$324,232 at December 31, 2017).

•

The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At December 31, 2018, consolidated provision totaled R$353,850 (R$296,169 at December 31, 2017).

•	The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2018, consolidated provision totaled R$316,076 (R$435,476 at December 31, 2017).

c.3.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•

Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•

Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•	The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2018, the consolidated amount totaled R$3,466,522 (R$2,827,071 at December 31, 2017).

•	Terra Networks is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. At December 31, 2018, the amount was R$12,926 (R$17,518 at December 31, 2017).
•	The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2018 and 2017, the amount was R$14,207.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrained from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (ten thousand reais) in the case of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The Company brought a Special Appeal against the aforementioned judgment in order to recognize the active illegitimacy of Lune and determined the termination of the proceedings, and such appeal is awaiting judgment before the Superior Court of Justice ("STJ"). There is no way to determine at this time the extent of potential liabilities with respect to this claim.

The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,022,216	1,103,792
Possible losses	6,119,136	5,065,907

c.4.1) Provision for regulatory proceedings assessed as probable losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is probable:

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level.

c.4.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible:

•	The Company is party to administrative proceedings filed by ANATEL alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2018, the consolidated amount was R$6,119,136 (R$5,065,907 at December 31, 2017).

•	Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated for in said clauses.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

•	In 2018, as a result of the end of negotiations of the Company's Term of Conduct Adjustment ("TAC") (which was not concluded), ANATEL established a collection of new administrative procedures related to inspections on pipelines that would be contemplated in the TAC. This collection of processes, given the environment and factual context of the subjects treated there, was evaluated as possible loss.
•	In May 2018, the Company filed a lawsuit to annul ANATEL's final decision, in March of that year, in the records of the Procedure for Determining Non-Compliance of Obligations (“PADO”) for alleged violations of the fixed telephone regulation.

This PADO has been suspended for years due to the negotiations of the TAC, between the Company and ANATEL. By closing the negotiations without agreement, this sanctioning administrative process was reactivated and finalized.

In the decision of March 2018, ANATEL understood that the Company had committed several infractions, especially those related to the deadlines for communication of suspension of the service of the users in default and the deadlines for the restoration of the services after payment communication.

The amount of the fine imposed by ANATEL and object of this lawsuit is approximately R$211 million, and plus interest and correction this reaches approximately R$482 million (at December 31, 2018).

The Company understands that the fine imposed is unlawful and undue based on the following defense arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (number of affected users is lower than that considered by ANATEL) and; (ii) the calculation of a fine is disproportionate and unfounded.

The fine was not paid. However, there is an insurance guarantee presented in full value judgment.

The suit is in the first instance and is currently awaiting a date for conciliation hearing.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	12.31.18			12.31.17
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	94,641	3,910,014	2,301,210	176,591	6,663,805	1,669,476
Total	94,641	3,910,014	2,301,210	176,591	6,663,805	1,669,476

At December 31, 2018, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$64,461 (R$69,764 at December 31, 2017).

20) LOANS, FINANCING AND DEBENTURES

a) Accounting policy

These are financial liabilities measured initially and recognized at fair value, net of costs incurred to obtain them and subsequently measured at amortized cost (plus pro-rata charges and interest), considering the effective interest rate of each operation, or at fair value through profit or loss.

They are classified as current unless the Company has the unconditional right to settle the liability for at least 12 months after the closing date of the year.

Borrowing costs directly related to the acquisition, construction or production of an asset that necessarily requires more than 18 months to be completed for use or sale purposes are capitalized as part of the cost of the corresponding asset. The Company did not capitalize borrowing and financing costs and debentures due to the absence of qualifying assets.

All other costs of loans, financing and debentures are recorded in expense in the period in which they are incurred. The costs of loans, financing and debentures comprise interest and other costs incurred.

b) Breakdown

	Information as of December 31, 2018				12/31/18			12/31/17
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					1,367,551	4,675,271	6,042,822	2,891,142	5,345,445	8,236,587

Financial Institutions (b.1)					666,213	819,742	1,485,955	820,468	1,456,624	2,277,092
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	Jul-19	(1)	214,012	-	214,012	371,946	213,958	585,904
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	Aug-20	(3)	184,200	122,011	306,211	184,007	303,560	487,567
BNDES FINEM	R$	5.00%	Nov-19	(3)	13,403	-	13,403	14,654	13,377	28,031
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	Jan-23	(3)	103,486	316,269	419,755	101,879	413,552	515,431
BNDES FINEM	R$	4.00% to 6.00%	Jan-23	(3)	37,837	94,516	132,353	37,061	132,092	169,153
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	Jan-23	(3)	80,014	245,887	325,901	70,426	305,952	376,378
BNDES PSI	R$	2.5% to 5.5%	Jan-23	(2)	18,207	1,263	19,470	25,405	19,413	44,818
BNB	R$	7.06% to 10%	Aug-22	(4)	15,054	39,796	54,850	15,090	54,720	69,810

Suppliers (b.2)	R$		Dec-19		524,244	-	524,244	607,152	-	607,152

Debentures (b.3)					123,961	3,049,949	3,173,910	1,412,486	3,108,253	4,520,739
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(5)	41,121	-	41,121	312	40,010	40,322
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(5)	26,250	52,499	78,749	24,088	72,264	96,352
4th issue	R$	100% of CDI + 0.68%	Apr-18	(5)	-	-	-	1,317,513	-	1,317,513
5th issue	R$	108.25% of CDI	Feb-22	(5)	51,233	1,997,694	2,048,927	64,397	1,996,517	2,060,914
6th issue	R$	100% of CDI + 0.24%	Nov-20	(5)	5,357	999,756	1,005,113	6,176	999,462	1,005,638

Finance lease (b.4)	R$	IPCA and IGP-M	Aug-33		53,133	339,894	393,027	51,036	334,424	385,460

Contingent Consideration (b.5)	R$	Selic			-	465,686	465,686	-	446,144	446,144

Foreign Currency					96,615	-	96,615	142,299	82,955	225,254

Financial Institutions (b.1)					96,615	-	96,615	142,299	82,955	225,254
BNDES FINEM	UMBND	ECM + 2.38%	Jul-19	(1)	96,615	-	96,615	142,299	82,955	225,254
Total					1,464,166	4,675,271	6,139,437	3,033,441	5,428,400	8,461,841

(1) Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2) Pledge of financed assets.

(3) Assignment of receivables corresponding to 20% of outstanding debt balance or one time the last installment of sub-credit facility "A" (UMIPCA) plus five times the last installment of each of the other sub-credit facilities, whichever is greater.

(4) Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$12,473 and R$11,722 at December 31, 2018 and 2017, respectively.

(5) Unsecured.

b.1) Loans and financing

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES were adjusted to present value and deferred in accordance with the useful lives of the financed assets, resulting in a balance as at December 31, 2018 of R$21,620 (R$32,155 at December 31, 2017) (Note 21).

b.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 107.9% to 115.9% of the CDI (101.4% to 109.4% of the CDI as at December 31, 2017).

b.3) Debentures

The following is a summary of the debentures in effect on December 31, 2018 and 2017.

		Amounts
Issue	Issue date	Issued	Outstanding	Issue value
4th issue – Series 3	10/15/2009	810,000	23,557	810,000
1st issue – Minas Comunica	12/17/2007	5,550	5,550	55,500
4th issue	4/25/2013	130,000	130,000	1,300,000
5th issue	2/8/2017	200,000	200,000	2,000,000
6th issue	11/27/2017	100,000	100,000	1,000,000

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$3,951 at December 31, 2018 (R$5,422 at December 31, 2017), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

b.4) Finance lease

The Company has agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	12.31.18	12.31.17
Nominal value payable	766,215	787,147
Unrealized financial expenses	(373,188)	(401,687)
Present value payable	393,027	385,460

Current	53,133	51,036
Non-current	339,894	334,424

Aging list of finance lease payable at December 31, 2018 is as follows:

	Nominal value payable	Present value payable
Up to 1 year	60,823	53,133
From 1 to 5 years	207,450	146,797
Over five years	497,942	193,097
Total	766,215	393,027

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2018 and 2017.

b.5) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

c) Repayment schedule

At December 31, 2018, the breakdown of non-current loans, financing, finance lease, debentures and contingent consideration by year of maturity was as follows:

Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2020	359,948	1,025,097	41,441	-	1,426,486
2021	231,764	1,025,097	36,704	-	1,293,565
2022	209,948	999,755	35,190	-	1,244,893
2023	18,082	-	33,463	-	51,545
2024 onwards	-	-	193,096	465,686	658,782
Total	819,742	3,049,949	339,894	465,686	4,675,271

d) Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At December 31, 2018 and 2017 all economic and financial indexes established in existing contracts had been achieved.

e) Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	55,876	3,000,000	13,462	571,444	-	3,640,782
Government grants (Note 21)	(1,581)	-	-	-	-	(1,581)
Financial charges (Note 27)	300,153	485,295	45,265	70,603	31,411	932,727
Issue costs	-	(4,926)	-	-	-	(4,926)
Foreign exchange variation (Note 27)	15,846	-	-	-	-	15,846
Write-offs (payments)	(2,025,963)	(2,513,937)	(47,695)	(757,486)	-	(5,345,081)
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	18,672	506,397	-	525,069
Government grants (Note 21)	(40)	-	-	-	-	(40)
Financial charges (Note 27)	169,771	242,415	45,501	33,169	19,542	510,398
Issue costs	-	1,471	-	-	-	1,471
Foreign exchange variation (Note 27)	28,848	-	-	-	-	28,848
Write-offs (payments)	(1,118,355)	(1,590,715)	(56,606)	(622,474)	-	(3,388,150)
Balance at 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437

f) Additions and payments

The following is a summary of funding and payments made during the year ended December 31, 2018 and 2017.

	2018				2017
		Write-offs (payments)				Write-offs (payments)
	Additions	Principal	Financial charges	Total	Additions	Principal	Financial charges	Total
Loans and financing	-	(961,687)	(156,668)	(1,118,355)	55,876	(1,781,261)	(244,702)	(2,025,963)
BNDES	-	(946,763)	(152,447)	(1,099,210)	15,998	(825,256)	(213,752)	(1,039,008)
BNB	-	(14,924)	(4,221)	(19,145)	39,878	(11,808)	(4,073)	(15,881)
Resolution 4131 - Scotiabank and Bank of America	-	-	-	-	-	(944,197)	(26,877)	(971,074
Debentures	-	(1,324,723)	(265,992)	(1,590,715)	3,000,000	(2,000,000)	(513,937)	(2,513,937)
4th issue – Series 3	-	-	(1,583)	(1,583)	-	-	(1,522)	(1,522)
1st issue – Minas Comunica	-	(24,723)	(1,082)	(25,805)	-	-	-	-
3rd issue	-	-	-	-	-	(2,000,000)	(246,817)	(2,246,817)
4th issue	-	(1,300,000)	(47,257)	(1,347,257)	-	-	(151,152)	(151,152)
5th issue	-	-	(149,795)	(149,795)	2,000,000	-	(114,446)	(114,446)
6th issue	-	-	(66,275)	(66,275)	1,000,000	-	-	-
Suppliers	506,397	(571,434)	(51,040)	(622,474)	571,444	(668,512)	(88,974)	(757,486)
Finance lease	18,672	(35,375)	(21,231)	(56,606)	13,462	(35,722)	(11,973)	(47,695)
Total	525,069	(2,893,219)	(494,931)	(3,388,150)	3,640,782	(4,485,495)	(859,586)	(5,345,081)

f.1) In 2018

Debentures

On February 8 and August 8, 2018, the semi-annual interest amounts of the 5th issue debentures were settled. The amounts paid in the settlement totaled R$149,795.

On April 25, 2018, the debentures of the 4th issue were fully settled. The amounts paid in the settlement totaled to R$1,347,257.

On May 27 and September 27, 2018, the semi-annual interest amounts of the 6th issue debentures were settled. The amounts paid in the settlement totaled R$66,275.

On July 5, 2018, the 1st issue debentures (Telemig origin) were amortized. The amounts paid in settlement totaled to R$25,805, of which R$3,012 corresponded to the 1st series, R$8,285 to the 2nd series and R$14,508 to the 3rd series.

On October 15, 2018, the annual interest amounts of the debentures of the 4th issue - Series 3 was settled. The amounts paid in liquidation totaled R$1,583.

f.2) In 2017

Loans and financing

Banco do Nordeste ("BNB")

On May 12, 2017, draw-downs were made related to the agreement signed on August 18, 2014 in the total amount of R$39,878. The rates of this contract are 7.06% p.a. to 10.0% p.a., with total term of eight years, with interest payments and principal repayments in 72 monthly and successive installments. These resources were destined to investment and expansion projects for Brazil's Northeast region.

BNDES FINEM

Contract 14.2.1192.1: On December 30, 2014, a financing line of R$1,000,293 was contracted, with rates of: (i) Long-Term Interest Rate ("TJLP”) + 0 to 3.12% p.a; (ii) 4% p.a; (iii) Selic + 2.32% p.a, with total term of eight years, with a grace period ending on January 15, 2018. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments; and (iv) 6% p.a. total term of seven years, with a grace period ending on January 15, 2017. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments.

During 2017, three disbursements related to this agreement were made in the amount of R$15,998.

These disbursements refer to a financial support plan linked to projects carried out in the 2014-2016 triennium, aiming at expansion in the areas of operation.

Debentures

5th Issue

At a meeting held on January 26, 2017, the Company's Board of Directors approved the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On February 8, 2017, the Company issued 200,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of five years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 108.25% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI").

6th Issue

At a meeting held on November 13, 2017, the Company's Board of Directors approved the 6th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$1,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On November 27, 2017, the Company issued 100,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of three years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 100.00% of the accumulated variation of the average daily rates of one-day DI, plus a spread equivalent to 0.24%.

21) DEFERRED INCOME

	12.31.18	12.31.17
Services and goods (1)	-	301,292
Disposal of PP&E (2)	89,835	165,162
Activation revenue (3)	-	7,959
Customer loyalty program (4)	-	50,354
Government grants (5)	94,335	115,379
Contractual Liabilities - IFRS 15 (6)	532,207	-
Other (7)	59,658	83,052
Total	776,035	723,198

Current	525,509	372,561
Non-current	250,526	350,637

(1) This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services that are provided to customers. It includes the amount of the agreement the Company entered for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2) Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3) This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and/or services in the future.

(5) This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6) Refers to the balance of contractual liabilities arising from the adoption of IFRS 15 (Note 2.b) and amounts related to customer contracts (services and goods, activation revenue and customer loyalty program) were reclassified to the line of "Contractual Liabilities - IFRS 15". The amounts on December 31, 2018 were R$372,167, of which: (i) services and goods totaled R$318,778; and (ii) customer loyalty program totaled R$53,389.

(7) Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

22) OTHER LIABILITIES

	12.31.18	12.31.17
Authorization licenses (1)	124,807	258,742
Liabilities with related parties (Note 28)	31,716	125,987
Payment for license renewal (2)	222,143	167,536
Third-party withholdings (3)	120,711	144,593
Deficit in post-employment benefit plans (Note 30)	679,478	531,938
Amounts to be refunded to subscribers	56,897	189,380
Other liabilities	61,957	72,893
Total	1,297,709	1,491,069

Current	368,376	718,468
Non-current	929,333	772,601

(1) As at December 31, 2017, this included a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licenses organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2018, the Company paid R$142,862 to EAD, referring to the last installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2) This refers to the cost of renewing STFC and SMP licenses.

(3) This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23) EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution to decide about amendments to the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at December 31, 2018 and 2017 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SPTE Participações Ltda) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account at December 31, 2018 and 2017 totaled R$63,074.

b.2) Other capital reserves

The breakdown as at December 31, 2018 and 2017 was as follows.

	12.31.18	12.31.17
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	(59,029)
Other	10	—
Total	1,238,278	1,238,268

(1) Refers to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2) The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3) Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4) Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date

(5) Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(6) Refers to the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7) Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c.2).

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders' equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the equity instruments of the Company.

The Company's shares held in treasury whose balance is resulting: (i) from the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart.; (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction; and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

The table below shows the changes in this caption for the years ended December 31, 2018 and 2017.

	Shares
Treasury stock	Common shares	Preferred shares	Total	In thousands of reais
At 12.31.16	2,290,164	339	2,290,503	(87,790)
Acquisition of shares in the financial market (2)	-	706	706	(32)
Transfer of lawsuits concerning judicial proceedings (1)	-	(62)	(62)	2
At 12.31.17	2,290,164	983	2,291,147	(87,820)
At 12.31.18	2,290,164	983	2,291,147	(87,820)

(1) The Company acquired preferred shares issued by the Company in the financial market: (i) on June 1, 2017, 45 shares at a unit price of R$ 47.31, totaling R$ 2; and (ii) on July 5, 2017, 661 shares at a unit price of R$45.26, totaling R$32.

(2) Refers to the transfer of preferred shares in treasury to outstanding shares to comply with decisions of lawsuits in which the Company is involved that deals with rights to the complementary receipt of shares calculated in relation to plans to expand the network after 1996.

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid-in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

c.2) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company's increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Shareholders' Meeting.

c.3) Tax Incentives

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation and may be used only in the event of capital increase or loss absorption.

The amounts of the income reserves are distributed as follows:

	Legal reserve	Expansion and Modernization Reserve	Tax incentives	Total
At 12.31.16	1,907,905	550,000	17,069	2,474,974
Reversal of reserves	-	(550,000)	-	(550,000)
Recording of reserves	230,439	297,000	10,815	538,254
At 12.31.17	2,138,344	297,000	27,884	2,463,228
Reversal of reserves	-	(297,000)	-	(297,000)
Recording of reserves	446,413	1,700,000	11,529	2,157,942
At 12.31.18	2,584,757	1,700,000	39,413	4,324,170

d) Dividend and interest on equity

d.1) Additional dividends proposed for 2017

On April 12, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2017, not yet distributed, amounting to R$2,191,864 to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount was paid as at December 11, 2018.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2018 and 2017:

	2018	2017
Net income for the year	8,928,258	4,608,790
Allocation to legal reserve	(446,413)	(230,439)
(-) Tax incentives - not distributable	(11,529)	(10,815)
Adjusted net income	8,470,316	4,367,536

Dividend and IOE distributed for the year:	(4,550,000)	(2,416,639)
Interest on equity (gross)	(4,550,000)	(2,416,639)
Balance of unallocated net income	3,920,316	1,950,897

(+) Reversal special reserve for modernization and expansion	297,000	550,000
(-) Effects of the initial adoption of IFRS 9 and 15, net of taxes in 01.01.18	(138,663)	-
(+) Unclaimed dividends and interest on equity	152,770	101,778
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(62,739)	(113,811)
Income available to be distributed	4,168,684	2,488,864

Proposal for Distributions:
Special reserve for modernization and expansion	1,700,000	297,000
Additional proposed dividends	2,468,684	2,191,864
Proposed additional dividends - Net income for the year	2,171,684	1,641,864
Proposed additional dividends - Based on prior year's net income, referring to the reversal of the special reserve for expansion and modernization	297,000	550,000

Total	4,168,684	2,488,864

Mandatory minimum dividend - 25% of adjusted net income	2,117,579	1,091,884

The proposal by management of the 2018 financial year, presented above, will be submitted to the General Shareholders’ Meeting to be held in 2019.

The proposal by management of the 2017 financial year, presented above, was submitted and approved at the General Shareholders’ Meeting held on April 12, 2018.

Total proposed for deliberation - per share	2018	2017
Common shares	1.371013	1.217277
Preferred shares (1)	1.508114	1.339005

(1) 10% higher than the amount allocated to each common share, under Article 7 of the Company Articles of Incorporation.

In 2018 and 2017, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2018

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

06/18/18	06/29/18	Until 12/31/19	126,479	273,521	400,000	107,507	232,493	340,000	0.188823	0.207705
09/05/18	09/17/18	Until 12/31/19	885,353	1,914,647	2,800,000	752,550	1,627,450	2,380,000	1.321761	1.453937
12/04/18	12/17/18	Until 12/31/19	426,867	923,133	1,350,000	362,837	784,663	1,147,500	0.637278	0.701006
	Total		1,438,699	3,111,301	4,550,000	1,222,894	2,644,606	3,867,500

2017

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/13/17	02/24/17	08/21/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
03/20/17	03/31/17	08/21/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
06/19/17	06/30/17	08/21/18	30,039	64,961	95,000	25,533	55,217	80,750	0.044845	0.049330
09/18/17	09/29/17	08/21/18	96,440	208,560	305,000	81,974	177,276	259,250	0.143978	0.158375
12/14/17	12/26/17	08/21/18	470,072	1,016,567	1,486,639	399,561	864,082	1,263,643	0.701779	0.771957
	Total		764,136	1,652,503	2,416,639	649,516	1,404,627	2,054,143

(1) The amounts of IOE are calculated and stated net of IRRF. The immune shareholders received the full IOE amount, without withholding income tax at source.

(2) The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per Article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2018 and 2017, the Company reversed unclaimed dividends and interest on equity amounting to R$152,770 and R$101,778, respectively, which were included in calculations for decisions on Company dividends.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income are as follows:

	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Translation gains	-	-	11,239	11,239
Losses from future contracts	-	(1,595)	-	(1,595)
Gains on financial assets at fair value through other comprehensive income	223	-	-	223
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	9,927	9,927
Losses from future contracts	-	(1,618)	-	(1,618)
Losses on financial assets at fair value through other comprehensive income	(412)	-	-	(412)
Balances at 12/31/18	(9,070)	336	37,959	29,225

f) Company share repurchase program

In 2018 and 2017, the Company's Board of Directors, in accordance with Article 17, item XV of the Bylaws, approved programs for the repurchase of common and preferred shares issued by the Company itself, pursuant to CVM Instruction 567, of September 17, 2015, which had as their objective the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the capital stock, to increase shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation, as follows:

•	In 2018, according to the meeting held on December 20, 2018. The repurchase will be made through the use of the balance of capital reserve included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition will be 583,422 common shares and 37,736,465 preferred shares.

•	In 2017, according to the meeting held on June 9, 2017. The repurchase was made through the use of the capital reserve balance included in the balance sheet as at March 31, 2017.

This program was effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition were 870,781 common shares and 41,510,761 preferred shares.

During the period of validity of the program, the Company acquired 45 and 661 preferred shares of its issuance at an average unit price of R$47.31 and R$45.26, respectively on June 1, 2017 and on July 5, 2017, totaling R$32.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Net income for the year	8,928,258	4,608,790	4,085,242
Common shares	2,823,093	1,457,288	1,291,743
Preferred shares	6,105,165	3,151,502	2,793,499

Number of shares (thousands):	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares	4.96	2.56	2.27
Preferred shares	5.45	2.82	2.50

24) NET OPERATING REVENUE

a) Accounting policy

Recognition of revenues from services and goods

With the adoption of IFRS 15 on January 1, 2018, for packages combining various fixed network, mobile, data, internet or television products or services, total revenue is now allocated to each performance obligation based on its independent selling prices in relation to the total consideration of the package and recognized when (or as soon as) the obligation is met, regardless of whether or not items are delivered. When packages include a discount on the equipment, there is an increase in revenues recognized for the sale of handsets and other equipment, to the detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer in advance is recognized as a contractual asset in the statement of financial position.

Revenues correspond substantially to the value of the consideration received or receivable arising from the provision of telecommunications, communications, sales of goods, advertising and other revenues, and are presented net of taxes, rebates and returns (in the case of sale of goods), incident on them.

Revenues from sales of public telephone cards and prepaid cellular recharge credits, as well as the respective taxes due are deferred and recognized in income as services are effectively rendered.

Revenues from leasing contracts for equipment classified as financial leasing ("Soluciona IT" product) are recognized at the installation of the equipment, at which time the actual transfer of risk occurs. Revenues are recognized at the present value of future minimum contract payments.

Revenue from the sale of appliances to dealers is accounted for at the time of delivery and not at the time of sale to the final customer.

Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS (as the case may be), PIS and COFINS, as the case may be.

Customer Loyalty Program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by the customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points. The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentages and cancellation of points, among other factors.

b) Critical estimates and judgments

The Company estimates the fair value of points attributed under the customer loyalty program by applying statistic techniques. Inputs for the model include assumptions about expected redemption rates, the mix of products that will be available for future redemption and customers’ preference in relation to points use. These estimates are subject to variations and uncertainties due to changes in the behavior of customer redemptions.

The Company has billing systems for services with intermediate cut-off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, among others. Because historical data are used, these estimates are subject to significant uncertainties.

c) Breakdown

	2018	2017	2016
Gross operating revenue	65,794,397)	66,243,174	65,006,728
Services (1)	61,292,362	62,696,433	61,513,099
Sale of goods (2)	4,502,035	3,546,741	3,493,629

Deductions from gross operating revenue	(22,331,657)	(23,036,342)	(22,498,269)
Taxes	(14,559,915)	(16,058,584)	(15,388,784)
Services	(13,820,784)	(15,468,315)	(14,780,018)
Sale of goods	(739,131)	(590,269)	(608,766

Discounts granted and return of goods	(7,771,742)	(6,977,758)	(7,109,485)
Services	(6,288,941)	(5,340,476)	(5,612,695)
Sale of goods	(1,482,801)	(1,637,282)	(1,496,790)

Net operating revenue	43,462,740	43,206,832	42,508,459
Services	41,182,637	41,887,642	41,120,386
Sale of Goods	2,280,103	1,319,190	1,388,073

(1) These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI” (Note 4).

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2018, 2017 and 2016.

All amounts in net income are included in the income and social contribution tax bases.

The information for the year ended December 31, 2018 includes the effects of the adoption of IFRS 15. To facilitate the understanding and comparability of information, the Company discloses in Note 35 the consolidated income statement for the year ended December 31, 2018, excluding the effects of adopting IFRS 15.

25) OPERATING COSTS AND EXPENSES

	2018
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(872,032)	(2,574,498)	(549,610)	(3,996,140)
Third-party services (2)	(6,656,924)	(6,989,006)	(1,237,527)	(14,883,457)
Rental, insurance, condominium and connection means (3)	(2,957,489)	(147,613)	(202,881)	(3,307,983)
Taxes, charges and contributions (4)	(1,594,836)	(30,703)	(36,122)	(1,661,661)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,533,660)	-	(1,533,660)
Depreciation and amortization (5)	(6,487,909)	(1,352,638)	(528,076)	(8,368,623)
Cost of goods sold	(2,406,099)	-	-	(2,406,099)
Materials and other operating costs and expenses	(50,478)	(204,623)	(44,754)	(299,855)
Total	(21,025,767)	(12,832,741)	(2,598,970)	(36,457,478)

	2017
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(845,358)	(2,387,314)	(493,095)	(3,725,767)
Third-party services (2)	(7,032,252)	(7,438,937)	(1,232,379)	(15,703,568)
Rental, insurance, condominium and connection means (3)	(2,624,405)	(151,455)	(204,701)	(2,980,561)
Taxes, charges and contributions (4)	(1,792,764)	(39,050)	(34,779)	(1,866,593)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,481,015)	-	(1,481,015)
Depreciation and amortization (5)	(5,963,153)	(1,433,297)	(457,284)	(7,853,734)
Cost of goods sold	(1,955,890)	-	-	(1,955,890)
Materials and other operating costs and expenses	(58,708)	(205,406)	(20,867)	(284,981)
Total	(20,272,530)	(13,136,474)	(2,443,105)	(35,852,109)

	2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(976,233)	(2,136,399)	(747,156)	(3,859,788)
Third-party services (2)	(7,629,246)	(7,216,894)	(1,254,187)	(16,100,327)
Rental, insurance, condominium and connection means (3)	(2,326,219)	(141,135)	(220,655)	(2,688,009)
Taxes, charges and contributions (4)	(1,861,237)	(5,933)	(92,394)	(1,959,564)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,348,221)	-	(1,348,221)
Depreciation and amortization (5)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)
Cost of goods sold	(2,118,940)	-	-	(2,118,940)
Materials and other operating costs and expenses	(89,519)	(197,918)	(55,074)	(342,511)
Total	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)

(1) Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.

(2) Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.
(3) Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.
(4) Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5) Includes R$1,267 and R$46,647, related to non-cumulative PIS and COFINS tax credits in 2017 and 2016, respectively.

26) OTHER OPERATING INCOME (EXPENSES)

	2018	2017	2016
Recovered expenses and fines (1)	3,962,150	355,415	504,877
Provisions for labor, tax and civil contingencies (Note 19) (2)	(1,258,966)	(999,419)	(985,176)
Net gain (loss) on asset disposal/loss (3)	114,853	108,767	463,602
Other operating income (expenses)	(367,115)	(187,249)	(51,977)
Total	2,450,922	(722,486)	(68,674)

Other operating income	4,077,003	464,182	968,479
Other operating expenses	(1,626,081)	(1,186,668)	(1,037,153)
Total	2,450,922	(722,486)	(68,674)

(1) For the year ended December 31, 2018, includes tax credits amount to R$3,386,433, arising from the final court proceeding in favor of the Company and its subsidiary, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (notes 8 and 27).

(2) For the year ended December 31, 2018, includes the write-off of judicial deposits in the amount of R$160,715.

(3) For the year ended December 31, 2016, includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda. After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 19).

27) FINANCIAL INCOME (EXPENSES)

a) Accounting policy

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as financial assets at fair value through other comprehensive income, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

b) Breakdown

	2018	2017	2016
Financial Income
Interest income	246,083	655,474	719,399
Interest receivable (customers, taxes and other)	118,476	124,391	104,837
Gain on derivative transactions (Note 31)	305,996	373,971	994,801
Foreign exchange variations on loans and financing (Note 20)	32,326	113,203	487,747
Other revenues from foreign exchange and monetary variation (1)	3,341,211	406,013	374,169
Other financial income	68,548	82,906	100,406
Total	4,112,640	1,755,958	2,781,359

Financial Expenses
Loan, financing, debenture and finance lease charges (Nota 20)	(510,398	(932,727	(1,061,098
Foreign exchange variation on loans and financing (Note 20)	(61,174	(129,049	(214,952
Loss on derivative transactions (Note 31)	(295,208	(415,956	(1,342,671
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(186,238	(136,425	(278,175
Other expenses with foreign exchange and monetary variation	(963,463	(876,948	(830,466
IOF, Pis, Cofins and other financial expenses (2)	(269,006	(167,897	(288,538
Total	(2,285,487	(2,659,002	(4,015,900

Financial income (expenses), net	1,827,153	(903,044	(1,234,541

(1) For the year ended December 31, 2018, includes tax credits amounting to R$2,926,247, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (Notes 8 and 26).

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a) Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)	Fixed and mobile telephony services provided by Telefónica Group companies;
b)	Digital TV services provided by Media Networks Latino America;
c)	Lease, maintenance of safety equipment and civil construction services, provided by Telefônica Inteligência e Segurança Brasil;

d)	Corporate services passed through at the cost effectively incurred for these services;
e)	Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology;
f)

International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services;
h)	Marketing services provided by Telefónica Group companies;
i)	Information access services through the electronic communications network, provided by Telefonica de Espanha;
j)	Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;
k)	Long distance call and international roaming services provided by Telefónica Group companies;
l)	Sundry expenses and costs to be reimbursed by Telefónica Group companies;
m)	Brand fee for assignment of rights to use the brand paid to Telefónica;
n)	Platform of health services provided by Aximed;
o)	Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital;
p)	Leases/rentals of Telefónica Group companies’ buildings;
q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;
r)	Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino;
s)	Factoring transactions, credit facilities for services provided by the Group's suppliers;
t)	Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;
u)

Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)	Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;
w)	Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil;
x)	Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil;
y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest;
z)	Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products; and
aa)	Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

As described in Note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel.

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		12/31/18			12/31/17
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / y)	-	-	10,083	-	531	46
Telefónica LatinoAmerica Holding	l)	-	-	60,387	-	-	135,486
Telefónica	l) / z)	-	9,300	29,757	-	492	158
		-	9,300	100,227	-	1,023	135,690
Other Group companies
Colombia Telecomunicaciones ESP	k) / l)	-	1,334	520	-	1,210	4,505
Media Networks Brasil Soluções Digitais	a) / d) / f) / l) / p)	-	903	4,051	-	1,017	2,106
T.O2 Germany GMBH CO. OHG	k)	-	20,877	-	-	22,315	-
Telefónica Venezolana	k)	-	5,926	2,196	-	6,067	-
Telefônica Digital España	g) / l)	-	197	294	-	1,929	-
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	6,360	133	-	12,337	93
Telefónica Global Technology	l)	-	-	-	-	-	13,600
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	800	986	-	271	1,013
Telefónica International Wholesale Services Espanha	j) / k)	-	46,537	-	-	69,087	-
Telefônica Serviços de Ensino	a) / p)	-	286	-	-	175	-
Telefónica Moviles Argentina	k)	-	5,074	-	-	7,194	-
Telefónica Moviles Del Espanha	k)	-	7,576	-	-	8,918	-
Telefónica USA (1)	j)	-	9,005	-	-	7,157	-
Telfisa Global BV	q)	46,755	-	-	9,523	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	11,628	5,295	-	28,981	819
Telxius Torres Brasil	d) / p) / x)	-	6,776	4,268	-	14,666	5,106
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	g) / h)	-	5,341	-	-	7,822	-
Other	a) / d) / k) / g) / h) / l) / p)	-	10,894	2,806	-	10,852	3,801
		46,755	139,514	20,549	9,523	199,998	31,043
Total		46,755	148,814	120,776	9,523	201,021	166,733

Current assets		46,755	148,814	114,715	9,523	201,021	164,249
Non-current assets		-	-	6,061	-	-	2,484

		12.31.18		12.31.17
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	y)	-	21,901	6,656	15,000
Telefónica LatinoAmerica Holding	l)	-	-	86	-
Telefónica	l) / m)	687	1,393	1,205	99,950
		687	23,294	7,947	114,950
Other Group companies
Colombia Telecomunicaciones ESP	k)	1,056	-	471	-
Fundação Telefônica	l)	-	82	-	137
Media Networks Latina America SAC	b)	10,212	-	4,248	-
Media Networks Brasil Soluções Digitais	f)	44,693	318	33,751	318
T.O2 Germany GMBH CO. OHG	k)	5,706	-	5,477	-
Telefónica Venezolana	k)	5,410	-	5,240	-
Telefónica Compras Electrónicas	v)	32,582	-	24,311	-
Telefônica Digital España	o)	43,340	-	46,645	-
Telefônica Factoring do Brasil	l) / s)	-	2,770	-	146
Telefónica Global Technology	e)	28,750	-	15,671	-
Telefônica Inteligência e Segurança Brasil	c) / l)	52,184	27	15,336	27
Telefónica International Wholesale Services Espanha	f) / k)	26,097	-	44,240	8
Telefônica Serviços de Ensino	r)	22,518	-	37,931	-
Telefónica Moviles Argentina	k)	4,160	-	3,865	-
Telefónica Moviles Del Espanha	k)	5,233	-	3,589	-
Telefónica USA (1)	f)	4,411	200	7,425	171
Telxius Cable Brasil	f) / l)	39,662	2,067	44,037	2,068
Telxius Torres Brasil	x)	38,735	1,926	37,718	7,757
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	1,766	-	907	-
	k) / h) / l) / u) / w) / aa)	16,310	1,032	12,035	405
		382,825	8,422	342,897	11,037
Total		383,512	31,716	350,844	125,987

Current liabilities		383,512	22,220	350,844	124,749
Non-current liabilities		-	9,496	-	1,238

Income statement
		2018			2017			2016
Companies	Type of transaction	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d)	-	347	-	-	268	-	-	67	-
Telefónica LatinoAmerica Holding	l)	-	16,466	9,077	-	36,523	11,030	-	87,526	4,348
Telefónica	l) / m)	-	(373,690)	(16,680)	-	(331,684)	(996)	-	(319,708)	(9,727)
		-	(356,877)	(7,603)	-	(294,893)	10,034	-	(232,115)	(5,379)
Other Group companies
Colombia Telecomunicaciones ESP	k)	250	(4,280)	(2,145)	349	(10)	604	217	(2,845)	(926)
Companhia AIX de Participações	a) / u)	75	(22,645)	-	36	(22,738)	-	67	(21,316)	-
Fundação Telefônica	t)	-	(12,223)	-	-	(11,395)	-	-	(10,530)	-
Media Networks Brasil Soluções Digitais	a) / d) / f) / p)	2,006	(101,272)	-	601	(57,177)	-	572	(3,451)	-
Media Networks Latina America SAC	b)	-	(34,791)	(1,007)	-	(33,133)	(516)	-	(17,133)	(50)
Telefônica Serviços de Ensino	a) / p) / r)	1,158	(49,130)	-	292	(54,781)	-	2	(47,544)	1,311
T.O2 Germany GMBH CO. OHG	k)	148	(1,975)	-	75	(1,409)	-	45	(4,527)	-
Telefónica Compras Electrónicas	v)	-	(34,534)	-	-	(29,062)	-	-	(42,889)	-
Telefônica Digital España	l) / o)	-	(124,537)	(813)	-	(81,893)	(2,600)	-	(44,872)	(1,262)
Telefônica Factoring do Brasil	a) / d) / l) / s)	2,416	212	2,601	69	828	61	41	200	-
Telefónica Global Technology	e) / l)	-	(36,738)	(4,134)	-	(36,395)	40	-	(28,933)	(756)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l) / p)	1,568	(54,210)	-	706	(40,918)	-	1,041	(39,709)	389
Telefónica International Wholesale Services Espanha	f) / j) / k)	53,357	(64,036)	9,771	56,728	(49,960)	(2,564)	72,520	(56,293)	(15,008)
Telefónica Moviles Argentina	k)	5,916	(3,437)	-	3,746	6,147	-	3,072	(9,112)	-
Telefónica Moviles Del Chile	k)	1,293	(3,159)	39	1,586	(2,196)	52	1,074	(1,096)	(80)
Telefónica Moviles Del Espanha	k)	(209)	(4,166)	-	1,048	(1,969)	-	(836)	(2,170)	-
Telefónica USA (1)	f) / j)	1,518	(19,441)	(539)	2,392	(13,202)	(2,185)	2,998	(14,970)	(349)
Telxius Cable Brasil	a) / d) / f) / l) / p)	49,777	(206,095)	(7,896)	15,045	(200,537)	787	17,624	(246,595)	244
Telxius Torres Brasil	d) / l) / p) / x)	3,218	(129,706)	-	-	(107,373)	-	31	(72,460)	1,929
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	-	(2,794)	1,450	-	1,072	(59)	-	-	-
Other	a) / d) / f) / i) / k) / l) / n) / p) / w)	3,547	(23,957)	(283)	7,725	(27,213)	130	18,375	(47,679)	2,367
		126,038	(932,914)	(2,956)	90,398	(763,314)	(6,250)	116,843	(713,924)	(12,191)
Total		126,038	(1,289,791)	(10,559)	90,398	(1,058,207)	3,784	116,843	(946,039)	(17,570)

(1) Terra Networks Operations values were reclassified in 2017 for better comparability, as a result of its incorporation by Telefónica USA in 2018.

b) Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2018 and 2017 totaled R$26,431 and R$21,684, respectively. Of this amount, R$17,493 (R$14,439 at December 31, 2017) corresponds to salaries, benefits and social charges and R$8,938 (R$7,245 at December 31, 2017) to variable compensation.

These amounts were recorded as expenses with personnel under the general and administrative expenses group of accounts (Note 25).

For the years ended December 31, 2018 and 2017, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29) SHARE-BASED PAYMENT PLANS

a) Accounting policy

The Company and subsidiaries measure the cost of transactions settled with shares issued by the parent company (Telefónica), to its officers and employees.

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by the parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

b) Information on share-based payment plans

Telefónica, as the Company's parent company, has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - “TSR”), compared with the growth in TSR for companies of the Group in an established basis of comparison and the Telefónica Group's FCF.

At December 31, 2018, the value of Telefónica’ share price was Eur 7.3309.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 25), corresponding to R$10,433 and R$7,013 for the years ended December 31, 2018 and 2017.

The main plans in effect at December 31, 2018 are detailed below:

b.1) Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for three years. The cycle began on October 1, 2014 through to September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants three years after the grant date if their targets have been met.

In the cycles of these programs (2014-2017/2015-2018) the TSR was not achieved, and therefore Telefónica shares were not awarded to the Company’s executives.

Telefónica's Annual Shareholders' Meeting, held on June 8, 2018, approved a long-term program with the objective of rewarding the commitment, outstanding performance and high potential of its executives at a global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned initial actions. The total planned duration of the plan is three years. The beginning of the cycle was January 1, 2018 and will extend until December 31, 2020. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the goal is achieved.

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes the potential rights to receive 122,250 shares of Telefónica (which includes initial amounts).

b.2) Perform Share Plan (“PSP”)

Telefónica's Annual Shareholders' Meeting, held on June 8, 2018, approved a long-term program with the objective of rewarding the commitment, outstanding performance and high potential of its Directors at the global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned shares. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the target is reached.

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 113 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 977,737 shares of Telefónica.

30) PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

a) Accounting policy

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year-end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes - “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company and its subsidiaries manages and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

b) Critical estimates and judgments

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases, and pension increases are based on expected future inflation rates for the country.

c) Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks and TGLog

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and Visão Prev.

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT’s, LTN's, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices).

Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the Companhia Telefônica Brasileira ("CTB") deficit plans and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is at December 31, 2018 and 2017, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of October 31, 2018, projected for December 31, 2018, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2018, projected for December 31, 2018. For comparative exercises, the actuarial valuation made for the PAMA health plans and Law 9,656/98 used the participants of October 31, 2017, projected for December 31, 2017.

c.1.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are at the fixed percentage of payroll of employees covered by the Telefônica BD plan.

c.1.2) Health care plan – Law No. 9656/98

The Company manages and together with its subsidiaries sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as retirees and their dependents and dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

c.2) Post-employment Social Security Plans

The actuarial valuation made for the CTB pension plan used the registration of the participants with a base date of July 31, 2018, projected for December 31, 2018 and the registration of the participants with a base date of August 31, 2017, projected for December 31, 2017.

The actuarial valuation made for all other pension plans (PBS-A, Telefônica BD, TCO Prev and Visão plans) used the register of the participants with a base date of July 31, 2018, projected for December 31, 2018 and the with a base date of July 31, 2017, projected for December 31, 2017.

On August 15, 2018, Visão Prev obtained approvals from the National Supplementary Pension Authority ("PREVIC") for the incorporation of the TCO Prev plan into the Visão Telefônica and Telefônica BD plans. In this way, as of November 1, 2018, all participants in the TCO Prev plan became participants in the BD Phone and Telephone Vision plans, according to their profile. This unification preserves all vested rights and gives participants of the corporate plan access to the benefits of the BD Phone and Telephone Vision plans.

The main objective of the spin-off and incorporation is to create greater synergy of the benefits offered to the participants.

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica DB and Visão.

c.2.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás System. The plan is subject to funding by sponsors in the case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS-A plan had assets in excess of actuarial liabilities at December 31, 2018 and 2017, such surplus was not recognized due to lack of legal provision in relation to refund thereof, and in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

c.2.2) CTB Plan

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

The Company also individually manages and sponsors the CTB plan, originally provided to former employees of CTB who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. These plans are closed, and no other members are admitted.

c.2.3) Telefônica DB Plan

The Company individually sponsors a defined benefit retirement plan, the Telefônica DB plan.

In order to improve allocation of Telefônica DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan present sustainable projection of their coverage ratio with the current investments portfolio.

At the time of the concession, a benefit is calculated, which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefits to the participants who are already receiving them, and to the new pensions.

c.2.4) VISÃO Plans

The Visão Telefônica and Visão Multi plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$39,967 at December 31, 2018 (R$43,702 at December 31, 2017).

The contributions to the Visão Telefônica and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contributions made only by the participant.

In addition, the participant has the possibility to choose one of five investment profiles to apply to their balance, and they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long-Term.

c.3) Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets):

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,011,355	1,313,157	3,324,512	1,861,651	1,050,576	2,912,227
Fair value of plan assets	2,999,669	763,325	3,762,994	2,585,679	726,060	3,311,739
Net liabilities (assets)	(988,314)	549,832	(438,482)	(724,028)	324,516	(399,512)

Asset limitation	1,056,682	50,281	1,106,963	791,177	130,440	921,617

Non-current assets	(10,997)	-	(10,997)	(9,833)	-	(9,833)
Current liabilities	8,114	11,553	19,667	7,914	9,021	16,935
Non-current liabilities	71,251	588,560	659,811	69,068	445,935	515,003

c.3.2) Total expenses recognized in the income statement:

	2018			2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,931	13,722	16,653	3,044	7,606	10,650	2,811	2,761	5,572
Net interest on net actuarial assets/liabilities	6,074	45,892	51,966	5,258	29,325	34,583	5,278	2,986	8,264
Total	9,005	59,614	68,619	8,302	36,931	45,233	8,089	5,747	13,836

c.3.3) Amounts recognized in other comprehensive income (loss)

	2018			2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	(186,170)	184,527	(1,643)	325,292	208,195	533,487	(174,496)	240,072	65,576
Asset limitation effect	188,259	(93,125)	95,134	(309,780)	(52,411)	(362,191)	182,088	(10,897)	171,191
Total	2,089	91,402	93,491	15,512	155,784	171,296	7,592	229,175	236,767

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	67,148	454,957	522,105	54,026	264,603	318,629
Business combinations	-	-	-	(12)	680	668
Expenses	9,005	59,614	68,619	8,302	36,931	45,233
Sponsor contributions	(9,874)	(5,860)	(15,734)	(10,680)	(3,041)	(13,721)
Amounts recognized in OCI	2,089	91,402	93,491	15,512	155,784	171,296
Net defined benefit liability (asset) at the end of the year	68,368	600,113	668,481	67,148	454,957	522,105
Actuarial assets per balance sheet	(10,997)	-	(10,997)	(9,833)	-	(9,833)
Actuarial liabilities per balance sheet	79,365	600,113	679,478	76,982	454,956	531,938

c.3.5) Changes in defined benefit liability

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508
Liability assumed after acquisition of company	-	-	-	249	680	929
Current service costs	2,931	13,722	16,653	3,044	7,606	10,650
Interest on actuarial liabilities	173,842	103,617	277,459	181,208	82,488	263,696
Benefits paid	(136,916)	(37,838)	(174,754)	(168,856)	(30,777)	(199,633)
Member contributions paid	451	-	451	220	-	220
Actuarial losses (gains) adjusted by experience	80,126	64,278	144,404	(23,613)	128,469	104,856
Actuarial losses (gains) adjusted by demographic assumptions	-	46,122	46,122	(3,320)	(1,543)	(4,863)
Actuarial losses (gains) adjusted by financial assumptions	29,270	72,680	101,950	108,853	96,011	204,864
Defined benefit liability at the end of the year	2,011,355	1,313,157	3,324,512	1,861,651	1,050,576	2,912,227

c.3.6) Changes in the fair value of plan assets

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586
Asset acquired on acquisition of company	-	-	-	323	-	323
Benefits paid	(128,991)	(32,011)	(161,002)	(160,370)	(27,767)	(188,137)
Participants contributions paid	451	-	451	220	-	220
Sponsor contributions paid	1,949	33	1,982	2,195	31	2,226
Interest income on plan assets	245,014	70,690	315,704	283,090	71,061	354,151
Return on plan assets excluding interest income	295,567	(1,447)	294,120	(243,372)	14,742	(228,630)
Fair value of plan assets at the end of the year	2,999,669	763,325	3,762,994	2,585,679	726,060	3,311,739

c.3.7) Changes in asset limitation

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	791,177	130,440	921,617	993,754	164,953	1,158,707
Interest on the asset limitation	77,246	12,966	90,212	107,140	17,898	125,038
Changes in the assets limitation, except interest	188,259	(93,125)	95,134	(309,779)	(52,411)	(362,190)
Effect generated by company acquisition	-	-	-	62	-	62
Asset Limitation at the end of the year	1,056,682	50,281	1,106,963	791,177	130,440	921,617

c.3.8) Results projected for 2019

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,076	16,178	19,254
Net interest on net defined benefit liability/asset	5,762	56,551	62,313
Total	8,838	72,729	81,567

c.3.9) Sponsoring company contributions projected for 2019

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,221	8,114	10,335
Benefits paid directly by the sponsor	35	11,559	11,594
Total	2,256	19,673	21,929

c.3.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2018	7.8 years	16.5 years
In 2017	8.5 years	18.7 years

c.3.11) Actuarial assumptions

12.31.18
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.0% PBS-A and CTB: 9.1% Telefônica BD: 9.2%	9.3%
Future salary growth rate	PBS-A: N/A Visão, CTB and Telefônica BD: 5.7%	N/A
Medical expense growth rate	N/A	7.1%
Nominal annual adjustment rate of pension benefits	4.0%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down- rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

12.31.17
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.5% PBS-A and CTB: 9.8% Telefônica BD and Tcoprev: 9.9%	9.9%
Future salary growth rate	PBS-A: N/A Visão, CTB, Telefônica BD and Tcoprev: 5.9%	N/A
Medical expense growth rate	N/A	7.4%
Nominal annual adjustment rate of pension benefits	4.3%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão and Tcoprev: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	PBS-A, CTB, Telefônica BD and Tcoprev: Light-Forte Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB, Telefônica BD and Tcoprev: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2018 and 2017 as follows: (i) Long-term inflation rate 4.3%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

c.3.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long-term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,011,355	1,313,157	3,324,512
Defined benefit liability, based on prior-year actuarial assumptions	1,982,085	1,194,355	3,176,440
Difference from change in actuarial assumptions	29,270	118,802	148,072

c.3.13) Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	2,011,355	1,313,157	3,324,512
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,934,817	1,219,080	3,153,897
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,093,908	1,419,123	3,513,031

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,011,355	1,313,157	3,324,512
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,011,355	1,535,641	3,546,996
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,011,355	1,135,030	3,146,385

c.3.14) Allocation of plan assets

	12.31.18		12.31.17
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,437,547	702,946	1,998,931	670,516
Treasury Financial Letter	177,319	-	199,135	55,544
Repurchase operations	196,830	-	142,228	-
Debentures	13,487	-	13,209	-
Treasury Financial Letter (LFT)	12,556	60,379	4,567	-
FIDC shares / Others	2,356	-	3,694	-
National Treasury Notes (LTN)	462	-	2,165	-
Bank Deposit Certificates (CDB)	232	-	1,317	-
Variable income investments
Investments in energy sector	138	-	57,781	-
Investments in food and beverage industry	17,921	-	32,337	-
Investments in mining sector	287	-	1,197	-
Investments in other sectors (1)	5,822	-	7,124	-
Real estate investments	111,417	-	96,525	-
Loans to participants	19,312	-	18,346	-
Structured investments	743	-	3,753	-

Investments with market value not quoted in active market:
Loans to participants	1,249	-	1,590	-
Structured investments	1,991	-	1,780	-

Total	2,999,669	763,325	2,585,679	726,060

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

31) FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Accounting policy

a.1) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.

The classification of financial assets according to IFRS 9 is generally based on the business model in which a financial asset is managed and its characteristics of contractual cash flows.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.

Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the income statement.

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•	The rights to receive the cash flows from the asset have expired;
•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

a.2) Impairment of financial assets

The Company and its subsidiaries evaluate, at the balance sheet date, if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

a.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories: financial liabilities measured at fair value through profit or loss and other financial liabilities.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, finance lease agreements, contingent payments and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the income statement when incurred.

Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or has expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the income statement.

a.4) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for that asset or liability.

The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company and its subsidiaries determined classes of assets or liabilities based on the nature, characteristics and risks of those assets or liabilities and the fair value hierarchy level, as mentioned above.

a.5) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

a.6) Derivative financial instruments and hedge accounting

IFRS 9 introduced a new accounting record model for hedges, which is less restrictive, which aligns the accounting treatment with risk management activities by requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio is the same as the entity applies to its risk management. With this new model, the documentation criteria for hedging relationships are modified and improvements are included in the disclosures about hedging activities.

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency non-deliverable forward contracts to hedge against currency risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, and subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

On the inception initial recognition of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of unhedged risks, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

For the purpose of hedge accounting, hedges are classified as cash flow hedges and fair value hedges.

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as an effective hedge shall be recognized directly in equity (other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

The Company's contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method. The effective interest rate amortization may begin as soon as any adjustment exists and no later than the point that the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Classification between current and non-current

Derivative financial instruments are classified as current and non-current or segregated into short and long-term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and non-current portions only when amounts can be reliably allocated.

b) Critical estimates and judgments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods is based on those adopted in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

c) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in the TJLP of a portion of debt with BNDES. There are no derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivatives contracts qualify for hedge accounting, the hedged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At December 31, 2018 and 2017, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

c.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.18	12.31.17	12.31.18	12.31.17
Long position	1,184,064	1,181,056	95,533	164,405

Foreign Currency	335,194	326,149	50,536	102,876
US$ (1) (2)	241,332	201,445	24,608	49,110
EUR (2)	51,971	11,000	-	449
LIBOR US$ (1)	41,891	113,704	25,928	53,317

Floating rate	699,595	657,868	7,737	28,263
CDI (1) (2)	554,336	263,518	-	82
TJLP (4)	145,259	394,350	7,737	28,181

Inflation rates	149,275	197,039	37,260	33,266
IPCA (3) (5)	149,275	166,775	37,260	33,266
IGPM (6)	-	30,264	-	-

Short position	(1,184,064)	(1,181,056)	(39,383)	(20,651)

Floating rate	(608,782)	(860,686)	(24,916)	(15,819)
CDI (1) (2) (3) (4) (5) (6)	(608,782)	(860,686)	(24,916)	(15,819)

Foreign Currency	(575,282)	(320,370)	(14,467)	(4,832)
US$ (2)	(439,103)	(183,824)	(9,396)	(2,471
EUR (1) (2)	(115,233)	(79,694)	(222)	(464)
LIBOR US$ (1)	(20,946)	(56,852)	(4,849)	(1,897)

	Long position		95,533	164,405
	Current		69,065	87,643
	Non-current		26,468	76,762

	Short position		(39,383)	(20,651)
	Current		(16,538)	(5,239)
	Non-current		(22,845)	(15,412)
	Amounts receivable, net		56,150	143,754

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$98,576) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$98,615).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$69,218) and (US$ and CDI x US$) (R$236,363) - maturing through February 13, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$69,324 in Euros) and receivables (carrying amount R$239,884 in US$).

(3) IPCA x CDI rate swaps (R$40,741) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$41,121).

(4) TJLP x CDI swaps (R$167,070) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$159,789).

(5) IPCA x CDI swaps (R$234,865) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$233,690).

(6) The information of December 31, 2017 refers to the IGPM swap x CDI , swap operations contracted with the purpose of protecting the risk of IGPDI variation in regulatory commitments linked to a 4G license. The commitment of the 4G license was withdrawn from the EAD on January 31, 2018 for R$42,842 (Note 22) and the respective swap operations were finalized on the same date.

The table below shows the breakdown of swaps maturing after December 31, 2018:

	Maturing in
Swap contract	2019	2020	2021	2022 onwards	Amount receivable (payable) at 12.31.18
Foreign currency x CDI	48,465	-	-	-	48,465
CDI x Foreign Currency	(14,418)	-	-	-	(14,418)
TJLP x CDI	7,737	-	-	-	7,737
IPCA x CDI	10,742	1,679	1,753	192	14,366
Total	52,526	1,679	1,753	192	56,150

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2018 was R$2,449 (R$1,289 at December 31, 2017).

At December 31, 2018 and 2017, the transactions with derivatives generated consolidated positive and negative (net) results of R$10,788 and R$41,985, respectively (Note 27).

c.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at December 31, 2018.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(69,218)	(86,522)	(103,827)
Payables in EUR	Debt (appreciation risk EUR)	(20,747)	(25,934)	(31,121)
Receivables in EUR	Debt (depreciation risk EUR)	88,749	110,936	133,123
	Net Exposure	(1,216)	(1,520)	(1,824)

Hedge (short position)	Derivatives (depreciation risk US$)	(234,813)	(293,516)	(352,219)
Payables in US$	Debt (appreciation risk US$)	(112,981)	(141,227)	(169,472)
Receivables in US$	Debt (depreciation risk US$)	352,866	441,082	529,299
	Net Exposure	5,072	6,339	7,608

Hedge (long position)	Derivatives (risk of decrease in IPCA)	273,712	254,731	238,133
Debt in IPCA	Debt (risk of increase in IPCA)	(353,905)	(334,924)	(318,326)
	Net Exposure	(80,193)	(80,193)	(80,193)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	98,576	98,396	98,217
Debt in UMBND	Debt (risk of increase in UMBND)	(96,614)	(96,644)	(96,471)
	Net Exposure	1,962	1,752	1,746

Hedge (long position)	Derivatives (risk of decrease in TJLP)	152,558	151,975	151,402
Debt in TJLP	Debt (risk of increase in TJLP)	(937,998)	(937,390)	(936,792)
	Net Exposure	(785,440)	(785,415)	(785,390)

Hedge (CDI position)
Hedge US$ and EUR (long position)	Derivatives (risk of decrease in CDI)	(125,631)	(125,695)	(125,754)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(273,712)	(254,731)	(238,133)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(98,576)	(98,396)	(98,217)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(152,558)	(151,975)	(151,402)
	Net Exposure	(650,477	(630,797)	(613,506)

Total net exposure in each scenario		(1,510,292)	(1,489,834)	(1,471,559)

Net effect on changes in current fair value		-	20,458	38,733

The assumptions used by the Company for the sensitivity analysis at December 31, 2018 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8748	4.8435	5.8122
EUR	4.4370	5.5463	6.6556
IPCA	3.69%	4.62%	5.54%
IGPM	7.54%	9.42%	11.31%
IGP-DI	7,12%	8,91%	10,69%
UMBND	0.0756	0.0946	0.1135
URTJLP	0.0656	0.0820	0.0984
CDI	6.42%	8.03%	9.63%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2018, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

d) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

At December 31, 2018 and 2017, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

e) Classification of financial assets and liabilities by category and fair value hierarchy

The tables below present the composition and classification of financial assets and liabilities at December 31, 2018 and 2017, considering the assumptions arising from the adoption of IFRS 9 on January 1, 2018 (Note 2).

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.18	12.31.17	12.31.18	12.31.17
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		3,381,328	4,050,338	3,381,328	4,050,338
Trade accounts receivable (Note 4)	Amortized cost		8,304,382	8,588,466	8,304,382	8,588,466
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	-	2,480	-	2,480
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	69,065	85,163	69,065	85,163

Non-current
Investments pledged as collateral	Amortized cost		76,934	81,486	76,934	81,486
Trade accounts receivable (Note 4)	Amortized cost		426,252	273,888	426,252	273,888
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	26,468	76,762	26,468	76,762
Total financial assets			12,284,429	13,158,583	12,284,429	13,158,583

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		7,642,782	7,447,100	7,642,782	7,447,100
Loans, financing and finance lease (Note 20)	Amortized cost		1,076,451	1,316,034	1,135,732	1,463,609
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	263,754	304,921	263,754	304,921
Debentures (Note 20)	Amortized cost		82,840	1,412,174	237,144	1,532,427
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	41,121	312	41,121	312
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	16,316	4,504	16,316	4,504
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	222	735	222	735

Non-current
Loans, financing and finance lease (Note 20)	Amortized cost		817,908	1,353,582	796,481	1,291,974
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	341,728	520,421	341,728	520,421
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	465,686	446,144	465,686	446,144
Debentures (Note 20)	Amortized cost		3,049,949	3,068,243	2,866,981	2,866,372
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	-	40,010	-	40,010
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	22,845	15,412	22,845	15,412
Total financial liabilities			13,821,602	15,929,592	13,830,792	15,933,941

f) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2018, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.18	12.31.17
Cash and cash equivalents	3,381,328	4,050,338
Loans, financing, debentures, financial lease and contingent consideration	(6,139,437)	(8,461,841)
Derivative transactions, net	56,150	143,754
Short-term investment pledged as collateral	12,473	11,722
Asset guarantor of contingent consideration	465,686	446,144
Net debt	2,223,800	3,809,883
Net equity	71,607,027	69,461,358
Net debt-to-equity ratio	3.11%	5.48%

g) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

g.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2018, 1.5% of financial debt was foreign currency denominated (2.7% at December 31, 2017). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$96,615 and R$225,254 at 31 December 2018 and 2017, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange rate variation of financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$61,909 thousand and €15,624 thousand receivable by December 31, 2018 and US$16,953 thousand and €17,535 thousand receivable by December 31, 2017) to mitigate its foreign exchange risks.

g.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the TJLP which is set on a quarterly basis by the National Monetary Council. In the first quarter of 2017, the TJLP was 7.5%. As of the second quarter of 2017, the TJLP remained at 7.0% up to the end of the year. In the first quarter of 2018, the TJLP was 6.75%, 6.60% in the second quarter of 2018, 6.56% in the third quarter of 2018 and 6.98% in the fourth quarter of 2018.

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$3,175,730 at December 31, 2018 (R$3,932,539 at December 31, 2017), mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

g.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

At 12.31.18	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable	7,642,782	-	-	-	7,642,782
Loans, financing and finance lease	1,410,011	451,411	607,853	193,096	2,662,371
Contingent consideration	-	-	-	465,686	465,686
Debentures	245,407	1,236,859	2,195,150	-	3,677,416
Derivative transactions	16,538	-	-	22,845	39,383
Total	9,314,738	1,688,270	2,803,003	681,627	14,487,638

g.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterparty and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparties.

g.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From a social point of view, the Company is exposed to contingent liabilities due to the fact that its structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who, in suits against the service provider and Company, request the conviction of the Company in a subsidiary manner, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

g.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At December 31, 2018, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

g.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to Law No. 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the above-mentioned laws and regulations. The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

32) LEASE

a) Accounting policy

The classification of an agreement as a commercial lease is based on substantive issues related to the use of an asset or specific assets, or even the right to use a given asset, on the initial date of its execution.

Finance lease agreements: By means of these agreements, the Company assumes substantially all risks and rewards relating to ownership of a leased item. These are capitalized at the lease inception at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain the constant interest rate on the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Leased assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

The Company and its subsidiaries are parties to the following finance lease agreements:

•	As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecom operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value (Note 21).

•	As lessor: Lease agreements for IT equipment (“Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 4).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

At December 31, 2018, property, plant and equipment and intangible assets included net residual amounts of R$269,076 (R$280,103 as at December 31, 2017), in which the Company is a leaser of financial leasing operations.

Operating lease: These are lease agreements where the lessor holds a significant portion of risks and rewards, where effects are recognized in the income statements for the year over the contractual term.

33) COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2018, the total amounts corresponding to the full period of the contracts were as follows:

Up to 1 year	2,579,046
From 1 to 5 years	7,201,868
Over five years	2,810,647
Total	12,591,561

34) ADDITIONAL INFORMATION ON CASH FLOWS

a) Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2018 and 2017.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Business combinations	Interim and unclaimed dividends and interest on equity	At 12/31/17
Interim dividends and interest on equity	2,195,031	-	(3,668,551)	-	-	-	-	3,869,636	2,396,116
Loans and financing	4,880,606	55,876	(2,449,773)	(333,676)	385,021	571,444	-	-	3,109,498
Finance lease	374,428	-	(35,722)	(11,973)	45,265	13,462	-	-	385,460
Debentures	3,554,307	3,000,000	(2,000,000)	(513,937)	480,369	-	-	-	4,520,739
Derivative financial instruments	(28,377)	-	(159,408)	2,086	42,334	-	(389)	-	(143,754)
Contingent Consideration	414,733	-	-	-	31,411	-	-	-	446,144
Total	11,390,728	3,055,876	(8,313,454)	(857,500)	984,400	584,906	(389)	3,869,636	10,714,203

	At 12/31/17								At 12/31/18
Interim dividends and interest on equity	2,396,116	-	(4,136,878)	-	-	-	-	5,913,678	4,172,916
Loans and financing	3,109,498	-	(1,533,121)	(207,708)	231,748	506,397	-	-	2,106,814
Finance lease	385,460	-	(35,375)	(21,231)	45,501	18,672	-	-	393,027
Debentures	4,520,739	-	(1,324,723)	(265,992)	243,886	-	-	-	3,173,910
Derivative financial instruments	(143,754)	-	95,993	-	8,389	-	-	-	(56,150)
Contingent Consideration	446,144	-	-	-	19,542	-	-	-	465,686
Total	10,714,203	-	(6,934,104)	(494,931)	532,288	525,069	-	5,913,678	10,256,203

b) Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through financial leases and income from financing with suppliers, as follows:

	12.31.18	12.31.17
Financing transactions with suppliers	506,397	571,444
Acquisition of assets through financial leases	18,672	13,462
Total	525,069	584,906

35) ADDITIONAL INFORMATION ON THE CONSOLIDATED INCOME STATEMENT - IFRS 15

The information for the year ended December 31, 2018 includes the effects of the adoption of IFRS 15. To facilitate the understanding and comparability of information, we present below the consolidated income statement for the years ended December 31, 2018, 2017 and 2016, excluding the effects of adopting IFRS 15.

	2018			2017	2016
	Income Statements(IFRS 15)	IFRS adjustments 15	Income Statements(IAS 18)	Income Statements(IAS 18)	Income Statements(IAS 18)
Net operating revenue	43,462,740	(14,750)	43,447,990	43,206,832	42,508,459
Cost of sales	(21,025,767)	—	(21,025,767)	(20,272,530)	(20,823,014)
Gross profit	22,436,973	(14,750)	22,422,223	22,934,302	21,685,445

Operating income (expenses)	(12,980,789)	(71,234)	(13,052,023)	(16,302,065)	(15,317,426)
Selling expenses	(12,832,741)	(71,234)	(12,903,975)	(13,136,474)	(12,455,366)
General and administrative expenses	(2,598,970)	—	(2,598,970)	(2,443,105)	(2,793,386)
Other operating income	4,077,003	—	4,077,003	464,182	968,479
Other operating expenses	(1,626,081)	—	(1,626,081)	(1,186,668)	(1,037,153)
Operating income	9,456,184	(85,984)	9,370,200	6,632,237	6,368,019

Financial income	4,112,640	—	4,112,640	1,755,958	2,781,359
Financial expenses	(2,285,487)	—	(2,285,487)	(2,659,002)	(4,015,900)
Equity pickup	(5,847)	—	(5,847)	1,580	1,244
Income before taxes	11,277,490	(85,984)	11,191,506	5,730,773	5,134,722
Income and social contribution taxes	(2,349,232)	29,234	(2,319,998)	(1,121,983)	(1,049,480

Net income for the year	8,928,258	(56,750)	8,871,508	4,608,790	4,085,242

36) SUBSEQUENT EVENTS

At a meeting held on February 15, 2019, calling upon the General Shareholders’ Meeting to be held in 2020, the Board of Directors approved the payment of interest on equity for the fiscal year 2019, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$700,000, equivalent to 0.38875331153 per common share and 0.42762864269 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$595,000, equivalent to 0.33044031480 per common share and 0.36348434628 per preferred share, calculated based on the balance sheet of the period.

Payment thereof will be made up to the end of fiscal year 2020, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 28, 2019. The Company clarifies that the effective payment of these proceeds is limited to the effective result to be verified in its financial statements, under the terms of the law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director